Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

DIPLOMAT PHARMACY, INC.,

AMERICAN HOMECARE FEDERATION, INC.,

AND

THE OTHER PARTIES NAMED HEREIN

December 16, 2013

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT		1

ARTICLE I. PURCHASE AND SALE		1
1.01	Purchase and Sale of the Shares	1
1.02	Purchase Price	1
1.03	Post-Closing Purchase Price Adjustment	2
1.04	Contingent Payments	3
1.05	Tax Withholding	9

ARTICLE II. CLOSING		9
2.01	Closing	9
2.02	Closing Deliveries	9

ARTICLE III. REPRESENTATIONS AND WARRANTIES REGARDING THE STOCKHOLDERS		11
3.01	Organization and Authority	11
3.02	Absence of Conflicts	12
3.03	Ownership of the Shares	12
3.04	Stockholders’ Broker	12
3.05	Litigation	13
3.06	Disclosure	13

ARTICLE IV. REPRESENTATIONS AND WARRANTIES REGARDING COMPANY		13
4.01	Organization and Power	13
4.02	Authorization	13
4.03	Capitalization; Subsidiaries	14
4.04	Absence of Conflicts	14
4.05	Financial Statements	15
4.06	Certain Developments	15
4.07	Real Property	17
4.08	Tax Matters	18
4.09	Contracts and Commitments	21
4.10	Proprietary Rights	23
4.11	Systems	26
4.12	Governmental Licenses and Permits	26
4.13	Employees	26
4.14	Immigration Matters	27
4.15	Employee Benefit Plans	28
4.16	Medicare and Medicaid Participation	30
4.17	Compliance Program	30
4.18	HIPAA Compliance	31
4.19	Compliance with Laws	31
4.20	Affiliate Transactions	32
4.21	Environmental Matters	32

i

4.22	Tangible Assets	33
4.23	Undisclosed Liabilities	34
4.24	Notes and Accounts Receivable	34
4.25	Powers of Attorney	34
4.26	Insurance	34
4.27	Service Liability Claims	35
4.28	Customers	35
4.29	Suppliers	35
4.30	Officers and Directors	36
4.31	Bank Accounts	36
4.32	Litigation	36
4.33	Books and Records	36
4.34	Company Broker	36
4.35	Disclosure	37

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER		37
5.01	Organization and Power	37
5.02	Authorization	37
5.03	Absence of Conflicts	37
5.04	Buyer’s Broker	38
5.05	Availability of Funds	38

ARTICLE VI. CONDITIONS TO CLOSING		38
6.01	Conditions to Obligations of All Parties	38
6.02	Conditions to Obligations of Buyer	38
6.03	Conditions to Obligations of Stockholders	39

ARTICLE VII. COVENANTS		40
7.01	Conduct of Business Prior to the Closing	40
7.02	Access to Information	41
7.03	No Solicitation of Other Bids	41
7.04	Notice of Certain Events	42
7.05	Governmental Approvals and Consents	43
7.06	Press Releases and Announcements	44
7.07	Closing Conditions	44
7.08	Further Transfers	44
7.09	Non-Solicitation, Non-Competition and Confidentiality	44
7.10	Customer and Other Business Relationships	46
7.11	Stockholders’ Release	46

ARTICLE VIII. TAX MATTERS		47
8.01	Tax Matters	47
8.02	Treatment of Indemnification Payments	51
8.03	Other Rights and Remedies Not Affected	51
8.04	Overlap	51

ARTICLE IX. INDEMNIFICATION		51

9.01	Survival	51
9.02	Indemnification by the Majority Stockholders	52
9.03	Indemnification by Buyer	53
9.04	Time Limitations	53
9.05	Indemnification Procedures for Third Party Claims	53
9.06	Indemnification Procedures for Non-Third Party Claims	56
9.07	Contingent Claims	57
9.08	Company Indemnification	57

ARTICLE X. TERMINATION		57
10.01	Termination	57
10.02	Effect of Termination	58

ARTICLE XI. SELLERS’ REPRESENTATIVE		58
11.01	Designation	58
11.02	Authority; Successor	58

ARTICLE XII. DEFINITIONS		60
12.01	Definitions	60
12.02	Interpretation	69

ARTICLE XIII. MISCELLANEOUS		70
13.01	Amendment and Waiver	70
13.02	Notices	71
13.03	Expenses	72
13.04	Assignment and Successors	72
13.05	No Waiver	73
13.06	Severability	73
13.07	Further Assurances	73
13.08	Entire Agreement	73
13.09	No Referrals	73
13.10	Remedies Cumulative	74
13.11	Counterparts; Electronic Signatures	74
13.12	Governing Law	74
13.13	Consent to Jurisdiction	74
13.14	No Third Party Beneficiaries	75
13.15	Schedules	75

EXHIBITS

Exhibit A	-	Escrow Agreement
Exhibit B	-	Employment Agreement
Exhibit C	-	Transition Agreement
Exhibit D	-	Amended and Restated Lease

SCHEDULES

Schedule 1.03(d)	-	Pro Rata Share
Schedule 1.04(h)(iv)	-	Out-of-Network Clients
Schedule 2.02(b)(iv)	-	Affiliate Contracts
Schedule 3.04	-	Stockholders’ Broker
Schedule 4.01	-	Organization and Power
Schedule 4.03(a)	-	Capitalization
Schedule 4.04	-	Absence of Conflicts
Schedule 4.05	-	Financial Statements
Schedule 4.06	-	Certain Developments
Schedule 4.07(a)	-	Leased Properties
Schedule 4.07(c)	-	Other Real Property
Schedule 4.08	-	Tax Matters
Schedule 4.09(a)	-	Contracts and Commitments
Schedule 4.10(a)	-	Proprietary Rights
Schedule 4.10(b)	-	Ownership; Infringement
Schedule 4.11(a)	-	Computer & Telephone Systems
Schedule 4.11(b)	-	Systems; Exceptions
Schedule 4.12	-	Governmental Licenses and Permits
Schedule 4.13(a)	-	Terminated Employees
Schedule 4.13(b)	-	Employee Agreements
Schedule 4.13(c)	-	Labor Agreements
Schedule 4.13(d)	-	Severance, Termination, and Other Obligation
Schedule 4.13(e)	-	Employee List and Compensation
Schedule 4.14	-	Immigration Matters
Schedule 4.15(a)	-	Employee Benefit Plans
Schedule 4.16	-	Provider Numbers
Schedule 4.17(b)	-	Excluded Persons
Schedule 4.19	-	Compliance with Laws
Schedule 4.20	-	Affiliate Transactions
Schedule 4.21	-	Environmental Matters
Schedule 4.22(a)	-	Tangible Assets
Schedule 4.25	-	Powers of Attorney
Schedule 4.26	-	Insurance
Schedule 4.27(a)	-	Service Liability Claims
Schedule 4.27(b)	-	Product Warranties and Representations
Schedule 4.27(c)	-	Material Conformity with Express and Implied Warranties

Schedule 4.27(d)	-	Standard Terms and Conditions
Schedule 4.28(a)	-	Customers
Schedule 4.28(b)	-	Significant Changes to Customers
Schedule 4.29(a)	-	Suppliers
Schedule 4.29(b)	-	Significant Changes to Suppliers
Schedule 4.30	-	Officers and Directors
Schedule 4.31	-	Bank Accounts and Authorized Signatories
Schedule 4.32	-	Litigation
Schedule 4.34	-	Company Broker
Schedule 8.01(d)	-	Estimated Purchase Price Allocation
Schedule 9.02(a)(iv)	-	Indemnification Schedule

v

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of December 16, 2013, by and among Diplomat Pharmacy, Inc., a Michigan corporation (“Buyer”), American Homecare Federation, Inc., a Connecticut corporation (the “Company”) and the stockholders of the Company that are signatories to this Agreement (each, a “Stockholder” and collectively, the “Stockholders”).  The Minority Stockholders are parties to this Agreement solely with respect to ARTICLE I, Sections 2.02(b)(ix), 3.01, 3.03, 7.09, 7.11, 8.01(c), 8.01(d), 8.01(h), 8.01(i), 11.01, 11.02, ARTICLE XII and ARTICLE XIII.  Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in ARTICLE XII.

RECITALS

WHEREAS, the Stockholders together own all of the issued and outstanding common stock of the Company; and

WHEREAS, each Stockholder desires to sell to Buyer, and Buyer desires to purchase from each Stockholder, all of the issued and outstanding shares of capital stock of the Company owned by such Stockholder (collectively, the “Shares”) for the consideration and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

PURCHASE AND SALE

1.01                        Purchase and Sale of the Shares.

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, and covenants contained in this Agreement, at the Closing, Buyer shall purchase all of the Shares from the Stockholders, and the Stockholders shall sell, transfer, and convey the Shares to Buyer, free and clear of any Liens.

1.02                        Purchase Price.

(a)                                 The aggregate purchase price for the Shares is (subject to adjustment pursuant to Section 1.03) equal to the following: (i) Eleven Million Five Hundred Thousand Dollars ($11,500,000), plus (or minus if such number is negative) (ii) the Net Working Capital Adjustment Amount (if applicable), minus (iii) the Closing Indebtedness, minus (iv) the Sellers’ Expenses plus (v) the Excess Cash on Hand Adjustment Amount (the sum of (i) through (v) above is referred to herein as the “Closing Cash Purchase Price”), plus (vi) the Contingent Payments, if any, payable to the Stockholders pursuant to Section 1.04 (together with the Closing Cash Purchase Price, the “Purchase Price”).

(b)                                 On or before the Closing Date, Buyer and Sellers’ Representative shall agree on a good faith estimate of the Closing Cash Purchase Price (with such amount being referred to herein as the “Estimated Closing Purchase Price”).

(c)                                  The Closing Cash Purchase Price shall be paid by Buyer to the Stockholders at the Closing in accordance with Section 2.02(a).

1.03                        Post-Closing Purchase Price Adjustment.

(a)                                 Within 60 days following the Closing Date, Buyer shall prepare and deliver to Sellers’ Representative a statement of the Excess Cash on Hand Adjustment Amount (if any), the Net Working Capital Adjustment Amount (if any), the Closing Indebtedness, and the Sellers’ Expenses, in each case as of the Closing Date and prepared in accordance with GAAP along with Buyer’s calculation of the resulting Closing Cash Purchase Price (the “Closing Statement”).  Sellers’ Representative shall have a period (the “Review Period”) of 30 days from the delivery of the Closing Statement to review such statement.  Upon execution of such access letters as may be reasonably required by Buyer, Buyer shall provide Sellers’ Representative and its representatives with reasonable access to all records and work papers necessary to compute and verify the Closing Statement.  If, as a result of such review, Sellers’ Representative disagrees with the Closing Statement, Sellers’ Representative shall deliver to Buyer a written notice of disagreement (a “Dispute Notice”) prior to the expiration of the Review Period setting forth in full detail the basis for such dispute, the specific items and amounts in dispute and Sellers’ Representative’s alternative calculation of the Closing Statement (including the alternative calculations of each disputed line item).  The Closing Cash Purchase Price, as finally determined pursuant to this Section 1.03, shall be referred to as the “Final Closing Cash Purchase Price.”

(b)                                 If Sellers’ Representative either (i) fails to deliver a Dispute Notice to Buyer prior to the expiration of the Review Period, or (ii) delivers a written notice to Buyer accepting the Closing Statement, then, in either case, the amount of the Closing Cash Purchase Price reflected by or contained in the Closing Statement shall be the Final Closing Cash Purchase Price and shall be final, binding and conclusive upon the parties.

(c)                                  If Sellers’ Representative delivers a Dispute Notice to Buyer in a timely manner, then Sellers’ Representative and Buyer shall attempt in good faith to resolve such dispute within 30 days from the delivery of such Dispute Notice.  If Sellers’ Representative and Buyer cannot reach agreement within such 30 day period, then the dispute shall be promptly referred to a nationally recognized certified public accounting firm jointly selected by Buyer and Sellers’ Representative, which shall initially be Ernst & Young LLP (the “Neutral Accountant”).  Each party shall thereupon furnish to the Neutral Accountant such reasonable work papers and other documents and information relating to the calculation of the Closing Statement as that party desires or as the Neutral Accountant requests, and each party will be afforded the opportunity to present information to the Neutral Accountant and to discuss the determination of the Closing Statement with the Neutral Accountant.  The Neutral Accountant shall only resolve such contested items that were properly included by Sellers’ Representative in a timely Dispute Notice and will resolve such items as promptly as may be reasonably practicable.  Following such review, the Neutral Accountant shall deliver a written opinion setting forth its final determination of the Final Closing Cash Purchase Price, which shall be final, binding and conclusive on the Stockholders and Buyer and shall be used in computing the amount of any adjustment pursuant to this Section 1.03.  All fees and expenses of the Neutral Accountant shall be borne by the party whose estimate of the Purchase Price as submitted to the Neutral Accountant is farthest from the Final Closing Cash Purchase Price as finally determined by the Neutral Accountant.

(d)                                 If the Final Closing Cash Purchase Price exceeds the Estimated Closing Purchase Price, then Buyer shall, within seven Business Days of the determination date, pay to Sellers’ Representative (which Sellers’ Representative shall deliver to the Stockholders in accordance with their pro rata share consistent with each Stockholder’s relative ownership of the Shares as set forth on Schedule 1.03(d) (such allocation percentage is referred to herein as each Stockholder’s “Pro Rata Share”)) such difference by wire transfer of immediately available funds to an account designated by Sellers’ Representative in writing (or in the absence of any such designation, by corporate check mailed to Sellers’ Representative).

(e)                                  If the Estimated Closing Purchase Price exceeds the Final Closing Cash Purchase Price, then the Stockholders shall (and Sellers’ Representative shall cause the Stockholders to), within seven Business Days of the determination date, pay Buyer such difference by wire transfer of immediately available funds to an account designated by Buyer in writing (or in the absence of any such designation, by corporate check mailed to Buyer).  If the Stockholders fail to make such a payment, then Buyer shall be entitled to receive funds in an amount equal to such payment from the escrow account by providing notice to the Escrow Agent in accordance with the terms of the Escrow Agreement.

(f)                                   Any payments made pursuant to Section 1.03 shall be treated as an adjustment to the Closing Cash Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

1.04                        Contingent Payments.

As additional consideration for the Shares (and subject to satisfaction of the conditions set forth below), the Buyer shall deliver to the Sellers’ Representative the following amounts (which, in each case, the Sellers’ Representative shall deliver to the Stockholders in accordance with their Pro Rata Share), if any, as determined and at such times as set forth below (each such payment a “Contingent Payment”):

(a)                                 Payments for the First Calculation Period.

(i)                                     Revenue Payment.

(1)                                 If the quotient of (A) the Actual Revenue for the First Calculation Period divided by (B) the Annual Revenue Target is less 0.90, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Revenue for the First Calculation Period divided by (B) the Annual Revenue Target is equal to or greater than 0.90, then the payment will be calculated as follows: (w) (i) the Actual Revenue for the First Calculation Period divided by the Annual Revenue Target, minus (ii) 0.90, multiplied by (x) 10, multiplied by (y) $375,000 plus (z) $125,000; provided, that the foregoing payment shall be capped at $500,000 (i.e. if the Actual Revenue for the First Calculation Period is equal to or greater than the Annual Revenue Target, the payment amount shall be $500,000).

(ii)                                  Gross Profit Payment.

(1)                                 If the quotient of (A) the Actual Gross Profit for the First Calculation Period divided by (B) the Annual Gross Profit Target is less than 0.90, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Gross Profit for the First Calculation Period divided by (B) the Annual Gross Profit Target is greater than or equal to 0.90, then the payment will be calculated as follows: (w) (i) the Actual Gross Profit for the First Calculation Period divided by the Annual Gross Profit Target, minus (ii) 0.90, multiplied by (x) 10, multiplied by (y) $375,000 plus (z) $125,000; provided, that the foregoing payment shall be capped at $500,000 (i.e. if the Actual Gross Profit for the First Calculation Period is equal to or greater than the Annual Gross Profit Target, the payment amount shall be $500,000).

(b)                                 Payments for the Second Calculation Period.

(i)                                     Revenue Payment.

(1)                                 If the quotient of (A) the Actual Revenue for the Second Calculation Period divided by (B) the Annual Revenue Target is less than 0.90, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Revenue for the Second Calculation Period divided by (B) the Annual Revenue Target is equal to or greater than 0.90, then the payment will be calculated as follows: (w) (i) the Actual Revenue for the Second Calculation Period divided by the Annual Revenue Target, minus (ii) 0.90, multiplied by (x) 10, multiplied by (y) $375,000 plus (z) $125,000; provided, that the foregoing payment shall be capped at $500,000 (i.e. if the Actual Revenue for the Second Calculation Period is equal to or greater than the Annual Revenue Target, the payment amount shall be $500,000).

(ii)                                  Gross Profit Payment.

(1)                                 If the quotient of (A) the Actual Gross Profit for the Second Calculation Period divided by (B) the Annual Gross Profit Target is less than 0.90, then no payment is due;  or

(2)                                 If the quotient of (A) the Actual Gross Profit for the Second Calculation Period divided by (B) the Annual Gross Profit Target is greater than or equal to 0.90, then the payment will be calculated as follows: (w) (i) the Actual Gross Profit for the Second Calculation Period divided by the Annual Gross Profit Target, minus (ii) 0.90, multiplied by (x) 10, multiplied by (y) $375,000 plus (z) $125,000; provided, that the foregoing payment shall be capped at $500,000 (i.e. if the Actual Gross Profit for the Second Calculation Period is equal to or greater than the Annual Gross Profit Target, the payment amount shall be $500,000).

(c)                                  Additional “Catch-Up” Payment for First Calculation Period.

(i)                                     Revenue Payment.

If, and only if, there is (i) a Year One Revenue Shortfall (and Actual Revenue for the First Calculation Period is at least 95% of the Annual Revenue Target) and (ii) a Year Two Revenue Overachievement, then an additional payment in respect of the First Calculation Period will be paid to the Stockholders following the Second Calculation Period.  Such payment will be calculated as follows: (x) the quotient of (A) the Year Two Revenue Overachievement divided by (B) the Year One Revenue Shortfall (but in no event greater than 1.0), multiplied by (y) (A) $500,000 minus (B) any payment previously made pursuant Section 1.04(a)(i) above.  The sum of the foregoing payment and any payments made pursuant to Section 1.04(a)(i) and Section 1.04(b)(i) above shall in no event be more than $1,000,000 in the aggregate.

(ii)                                  Gross Profit Payment.

If, and only if, there is (i) a Year One Gross Profit Shortfall (and Actual Gross Profit for the First Calculation Period is at least 95% of the Annual Gross Profit Target) and (ii) a Year Two Gross Profit Overachievement, then an additional payment in respect of the First Calculation Period will be paid to the Stockholders following the Second Calculation Period.  Such payment will be calculated as follows: (x) the quotient of (A) the Year Two Gross Profit Overachievement divided by (B) the Year One Gross Profit Shortfall (but in no event greater than 1.0), multiplied by (y)(A) $500,000 minus (B) any payment previously made pursuant

Section 1.04(a)(ii) above.  The sum of the foregoing payment and any payments made pursuant to Section 1.04(a)(ii) and Section 1.04(b)(ii) above shall in no event be more than $1,000,000 in the aggregate.

(d)                                 Contractual Allowances.  Schedule 1.04(d) sets forth the invoice numbers and relevant amounts in respect of such invoices that have been posted to the Company’s account for contractual allowances and discounts (commonly referred to as Account 4011) as of the Closing Date (the “Closing Date Contractual Allowances”).  In the event that the Company collects any amounts in respect of the Closing Date Contractual Allowances, then (i) such amounts shall be disregarded for purposes of calculating Actual Revenue and Actual Gross Profit during the Calculation Periods and (ii) the Annual Revenue Target and the Annual Gross Profit Target shall be increased, on a dollar for dollar basis, in the amount of such collections.

(e)                                  Definitions.  For the purposes of this Agreement, the following terms when capitalized in this Agreement shall have the following meanings:

(i)                                     “Annual Revenue Target” shall mean $30,092,022.

(ii)                                  “Annual Gross Profit Target” shall mean $6,608,664.

(iii)                               “Actual Revenue” is the revenue of the Company during the applicable Calculation Period, net of contractual allowances and discounts, and excluding investment, dividend and interest income, and gain or loss on asset disposal, as set forth on the Company’s financial statements for such period.

(iv)                              “Actual Gross Profit” is the gross profit of the Company during the applicable Calculation Period, net of contractual allowances and discounts, and excluding investment, dividend and interest income, and gain or loss on asset disposal, as set forth on the Company’s financial statements for such period.

(v)                                 “Calculation Period” refers to the First Calculation Period and/or the Second Calculation Period, as applicable.

(vi)                              “First Calculation Period” means the period beginning on the date that is the last day of the month in which the Closing occurs and ending on the first anniversary of such date.

(vii)                           “Second Calculation Period” means the period beginning on the date that is the first day after the end of the First Calculation Period and ending on the first anniversary of such date.

(viii)                        “Year One Gross Profit Shortfall” shall mean, if a positive number, (x) the Annual Gross Profit Target minus (y) Actual Gross Profit for the First Calculation Period

(ix)                              “Year One Revenue Shortfall” shall mean, if a positive number, (x) the Annual Revenue Target minus (y) Actual Revenue for the First Calculation Period.

(x)                                 “Year Two Gross Profit Overachievement” shall mean, if a positive number, (x) Actual Gross Profit for the Second Calculation Period minus (y) the Annual Gross Profit Target.

(xi)                              “Year Two Revenue Overachievement” shall mean, if a positive number, (x) Actual Revenue for the Second Calculation Period minus (y) the Annual Revenue Target.

(f)                                   Determination of the Contingent Payments.

(i)                                     Within 60 days after each of the Calculation Periods, Buyer shall deliver to the Sellers’ Representative a written statement (in each case, a “Contingent Payment Statement”) setting forth its calculation of the Actual Revenue and Actual Gross Profit for such Calculation Period and its determination of whether any such Contingent Payment is due and payable.

(ii)                                  The Sellers’ Representative shall have 30 days after receipt of any applicable Contingent Payment Statement (in each case, the “CPS Review Period”) to review the financial results set forth therein.  Prior to the expiration of any applicable CPS Review Period, the Sellers’ Representative may object to the financial results set forth in the Contingent Payment Statement by delivering a written notice of objection (in each case, an “Objection Notice”) to Buyer.  Any Objection Notice shall specify the items disputed by the Sellers’ Representative and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute.  If the Sellers’ Representative fails to deliver an Objection Notice to Buyer prior to the expiration of any applicable CPS Review Period, then the determination of the Buyer set forth in the Contingent Payment Statement for such period shall be final and binding on the parties hereto.  If the Sellers’ Representative timely delivers an Objection Notice, Buyer and the Sellers’ Representative shall negotiate in good faith to determine whether a Contingent Payment, if any, is due for such period.  If Buyer and the Sellers’ Representative are unable to reach agreement within 45 days after such an Objection Notice has been given (or such longer period as they may mutually agree), then all unresolved disputed items shall be promptly referred to the Neutral Accountant.  The Neutral Accountant shall be directed to render a written report on the unresolved disputed items as promptly as practicable, but in no event greater than 30 days after such submission to the Neutral Accountant and determine whether any applicable Contingent Payment is due.  The Neutral Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Sellers’ Representative, and not by independent review.  The resolution of any dispute that is the subject of an Objection Notice by the Neutral Accountant shall be final and binding on the parties hereto.  The fees and expenses of the Neutral Accountant shall be borne by (i) Buyer if a Contingent Payment is determined to be due or (ii) the Stockholders, jointly and severally, if a Contingent Payment is determined to not be due.

(g)                                  Payment of Contingent Payments.  Subject to the other terms and conditions of this Agreement, any Contingent Payment that Buyer is required to pay pursuant to Section 1.04 hereof shall be paid in full upon five Business Days following the date upon which the determination of whether a Contingent Payment is due becomes final and binding upon the parties as provided in Section 1.04(f) (including any final resolution of any dispute raised by

Sellers’ Representative in an Objection Notice).  Buyer shall pay (or caused to be paid) to the Sellers’ Representative (which the Sellers’ Representative shall deliver to the Stockholders in accordance with their Pro Rata Share) each Contingent Payment in cash by wire transfer of immediately available funds to the bank account designated in writing by the Sellers’ Representative.

(h)                                 Post-Closing Operation of the Business and Accounting.  Subject to the terms and conditions of this Agreement, subsequent to the Closing, Buyer will have the power and right to control the Business and operations of Buyer as Buyer sees fit in its sole discretion.  Notwithstanding the foregoing, during both Calculation Periods:

(i)                                     The Buyer shall act in good faith at all times.  Buyer will not take actions or refrain from taking actions with the intent to impede the Stockholders’ eligibility for the Contingent Payments.

(ii)                                  The Buyer will use accounting methods in good faith and consistent with the historical practices of the Company (and to the extent consistent with the historical practices of the Company, GAAP) to determine whether the Company meets the Annual Revenue Target and the Annual Gross Profit Target for each Calculation Period and will exclude any transaction, restructuring and integration related expenses that could be charged against revenue and gross profits.

(iii)                               The Buyer will make adjustments for any inter-company transactions between the Company and Buyer’s affiliates if such transactions are not arm’s length transactions.

(iv)                              For purposes of calculating the Actual Revenue and Actual Gross Profit, sales that are originated by the Company and processed through Buyer or one of its Subsidiaries will be credited to the Company.  There shall be no deduction for billing pre-Closing out-of-network clients of the Company at lower in-network rates, if (and only if) such clients are converted to lower in-network rates solely due to the consummation of the transactions contemplated by this Agreement.  Schedule 1.04(h)(iv) sets forth a list of such out-of network clients and the current billing rates.

(v)                                 During each Calculation Period, the Buyer shall provide quarterly financial schedules (including revenue, cost of goods sold, an accounts receivable aging report and such other reports that may be reasonably requested) to Sellers’ Representative that are directly needed to determine the revenue and gross profit of the Company during such Calculation Period to date.

(i)                                     No Security.  The parties hereto understand and agree that (i) the contingent rights to receive the Contingent Payments shall not be represented by any form of certificate or other instrument, are not transferable, are unsecured, and do not constitute an equity or ownership interest in Buyer or the Company and (ii) no Stockholder shall have any rights as a security holder of Buyer or the Company as a result of any Stockholder’s contingent right to receive any Contingent Payments hereunder.

1.05                        Tax Withholding.

Each of Buyer and the Escrow Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement or the Escrow Agreement such amounts as may be required to be deducted and withheld under the Code or other applicable Law.  Any amounts so deducted and withheld shall be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II.

CLOSING

2.01                        Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Company at 31 Moody Road, Enfield, Connecticut, at 10:00 a.m. local time on the date hereof.  The date on which the Closing shall occur is referred to herein as the “Closing Date.” The Closing will be deemed to be effective as of 12:01 a.m. on the Closing Date for Tax and accounting purposes.

2.02                        Closing Deliveries.

(a)                                 At the Closing, Buyer shall deliver (or cause to be delivered):

(i)                                     The Closing Cash Purchase Price to the Stockholders as follows:

(1)                                 Buyer shall deliver $1,350,000 (the “Escrow Amount”) by wire transfer of immediately available funds to an account designated in writing by Wells Fargo Bank, National Association (the “Escrow Agent”) pursuant to the terms of that certain Escrow Agreement in the form of Exhibit A attached hereto (the “Escrow Agreement”); and

(2)                                 Buyer shall deliver to Sellers’ Representative an amount equal to (A) the Estimated Closing Purchase Price, minus (B) the Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by Sellers’ Representative (which Sellers’ Representative shall deliver to the Stockholders in accordance with their Pro Rata Share).

(ii)                                  An executed certificate of the Secretary (or other executive officer) of the Buyer certifying: (x) that the charter and organizational documents of the Buyer (which are to be attached to the certificate) are true and correct as of the Closing Date and (y) the resolutions of the board of directors of the Buyer authorizing the transactions contemplated under this Agreement;

(iii)                               A certificate, dated the Closing Date and signed by a duly authorized officer of the Buyer, that each of the conditions set forth in Section 6.03 have been satisfied; and

(b)                                 Prior to or at the Closing, the Stockholders shall deliver (or cause to be delivered) to Buyer the following items:

(i)                                     Assignments separate from certificate (or other instruments of transfer) representing the Shares, duly endorsed in blank and otherwise in the proper form for transfer.

(ii)                                  Payoff letters and releases of all Liens on all of the assets and properties of the Company, including all required UCC-3 termination statements or other evidences of discharge satisfactory to Buyer.

(iii)                               Evidence reasonably acceptable to Buyer (including invoices and estimates, as applicable) of the balances for all items composing Sellers’ Expenses and Closing Indebtedness.

(iv)                              Evidence reasonably acceptable to Buyer of the termination of all agreements, Contracts, leases or licenses with any (A) Affiliate of the Company or any Stockholder (except as set forth on Schedule 2.02(b)(iv)), and (B) broker, finder or agent related to, or entered into in connection with, the transactions contemplated hereunder.

(v)                                 Fully executed employment agreements with each of Adam Oliveri, Renee Oliveri and Mark Zatryka in the form of Exhibit B attached hereto (the “Employment Agreements”).

(vi)                              A fully executed transition agreement with Jim Calnan in the form of Exhibit C attached hereto (the “Transition Agreement”).

(vii)                           A fully executed amended and restated lease agreement for the property located at 31 Moody Road, Enfield, Connecticut in the form of Exhibit D attached hereto (the “Amended and Restated Lease”).

(viii)                        Executed resignations for such officers, directors, and employees of the Company for which Buyer has requested, in each case, effective as of the Closing Date.

(ix)                              Certificates from each of the Stockholders, stating that such Stockholder is not a “foreign person” as defined in Section 1445 of the Code, and otherwise meeting the requirements of Section 1.445-2(b) of the Treasury Regulations.

(x)                                 Certificates of standing showing that the Company is duly incorporated, validly existing and in good standing in each state where each such entity is incorporated, owns property or hires employees as of the Closing Date.

(xi)                              Amended articles of incorporation of the Company removing any provision related to restrictions on the transfer of shares, and each Stockholder hereby consents to the Certificate of Amendment and authorizes the Seller’s Representative to file the Certificate of Amendment effective as of the Closing Date.

(xii)                           An executed certificate of the Secretary (or other executive officer) of the Company certifying: (a) that the charter and organizational documents of the Company (which are to be attached to the certificate) are true and correct as of the Closing Date, (b) the names and signatures of the officers authorized to sign this Agreement and the other documents to be delivered in connection therewith, and (c) the resolutions of the board of directors and stockholders of the Company authorizing the transactions contemplated under this Agreement.

(xiii)                        All third party consents and approvals that are required in order to prevent a breach of or default under, a termination or modification of, or acceleration of the terms of, any Contract or agreement of the Company and all governmental and regulatory consents and approvals that are necessary for the consummation of the transactions contemplated hereby and the operation of the Business following the Closing, in each case, on terms satisfactory to Buyer and without conditions or modifications adverse to Buyer.

(xiv)                       All original minute books, records, equity interest ledgers, corporate seals and other materials of the Company.

(xv)                          Executed landlord estoppels, landlord waivers, and landlord consents with respect to each property comprising the Leased Real Property, in each case in such form and substance as reasonably acceptable to Buyer.

(xvi)                       All documents, certificates, filings, and other information required by Buyer’s lenders.

(xvii)                    A certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 6.02 have been satisfied.

(xviii)                 Such other documents as Buyer may reasonably request, in form and substance satisfactory to Buyer, and if necessary, executed by the Stockholders and the Company for the purpose of evidencing the accuracy of the representations and warranties contained in this Agreement or the satisfaction of the conditions and covenants set forth herein.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES REGARDING THE STOCKHOLDERS

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereunder, each Majority Stockholder, jointly and severally, and each Minority Stockholder with respect to Sections 3.01 and 3.03, hereby makes the representations and warranties set forth in this ARTICLE III as of the Closing Date.

3.01                        Organization and Authority.

Each Stockholder that is not an individual is duly organized, validly existing and in good standing under the laws of the state of its organization.  Each Stockholder has full power and authority to enter into this Agreement and the other documents contemplated hereunder, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each Stockholder of this Agreement and the other documents contemplated hereunder, the performance by each Stockholder of its obligations hereunder and thereunder, and the consummation by each Stockholder of the transactions contemplated hereby and thereby has been duly authorized by all requisite action on the part of such Stockholder.  This Agreement and the other documents contemplated hereunder have been duly executed and delivered by each Stockholder and constitute legal, valid and binding obligations of each Stockholder enforceable against such Stockholder in accordance with its terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

3.02                        Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement or any other document contemplated hereunder by any Stockholder, nor the consummation by any Stockholder of the transactions contemplated hereby or thereby:

(a)                                 does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) result in the creation of any Lien upon any assets of such Stockholder (including, without limitation, upon or with respect to the Shares), in each case under the provisions of any indenture, license, mortgage, loan agreement or other agreement, instrument or Contract or any Law by which such Stockholder or any of such Stockholder’s assets are affected, or

(b)                                 without limiting clause (a) above, require any consent, approval, or authorization of any Governmental Entity or any other Person.

3.03                        Ownership of the Shares.

As of the Closing Date, all of the Shares are owned beneficially by the Stockholders, free and clear of all Liens.  No Stockholder is a party to any option, warrant, purchase right, or other Contract or commitment that could require such Stockholder to sell, transfer, or otherwise dispose of any equity interests of the Company (other than this Agreement).  At the Closing, the Stockholders shall transfer to Buyer good title to all of the equity interests of the Company, free and clear of any Liens or other restrictions on transfer or options, rights of first refusal or similar rights granted in favor of any third party.  The financing statement filed with the Massachusetts Secretary of the Commonwealth, filing number 200976600550, naming United Bank as secured party and Thomas P. Keenan as debtor does not relate to any Stockholder.

3.04                        Stockholders’ Broker.

Except as disclosed on Schedule 3.04, no Stockholder nor any representatives or Affiliates of any Stockholder, has incurred any obligation or Liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement or the transactions contemplated hereunder.

3.05                        Litigation.

There are no Actions, suits or Proceedings pending or, to any Stockholder’s Knowledge, threatened against any Stockholder, at law or in equity, or before or by any Governmental Entity, which if determined adversely to any such Stockholder would adversely affect such Stockholder’s performance under this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

3.06                        Disclosure.

No Stockholder has any Knowledge of any facts pertaining to such Stockholder which could have a Material Adverse Effect and which have not been disclosed in this Agreement.  Neither this Agreement nor any of the other documents contemplated hereunder to which any Stockholder is a party, nor any of the schedules or exhibits hereto or thereto, contain any untrue statement of a material fact or, when considered as a whole, omit a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.  All statements and information contained in any certificate, instrument, disclosure schedule or document delivered by or on behalf of any such Stockholder to Buyer or its representatives pursuant to this Agreement will be deemed representations and warranties of such Stockholder.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES REGARDING COMPANY

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated under this Agreement, each Majority Stockholder and the Company, jointly and severally, hereby makes the representations and warranties set forth in this ARTICLE IV as of the Closing Date.

4.01                        Organization and Power.

The Company is a corporation duly incorporated, validly existing and in good standing (or having comparable active status) under the Laws of its jurisdiction of incorporation (which is set forth on Schedule 4.01) and is qualified to do business in every jurisdiction in which the nature of its business or the ownership of its property requires it to be qualified (which are set forth on Schedule 4.01).  The Company has the full power necessary to own and operate its properties and carry on the Business as now conducted and as proposed to be conducted.

4.02                        Authorization.

The Company has full power and authority to execute and deliver this Agreement and all other documents contemplated hereunder to which it is a party and to perform its obligations hereunder and thereunder.  The Company has duly approved this Agreement and all other documents contemplated hereunder to which it is a party and has duly authorized its execution, delivery and performance of this Agreement and such other documents contemplated hereunder and the performance of its obligations hereunder and thereunder.  No other proceeding or action on the part of the Company is necessary to approve and authorize the Company’s execution and delivery of this Agreement or any other documents contemplated hereunder to which the

Company is a party or the performance of its obligations hereunder or thereunder.  This Agreement constitutes, and each of the other documents contemplated hereunder to which the Company is a party will, when executed, constitute, a valid and binding obligation of the Company, enforceable in accordance with their respective terms and conditions, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

4.03                        Capitalization; Subsidiaries.

(a)                                 As of the date hereof, and immediately prior to the consummation of the Closing, all of the authorized, issued and outstanding shares of capital stock of the Company are held of record by the Stockholders as indicated on Schedule 4.03(a).  All of such outstanding shares have been validly issued and are fully paid and nonassessable.  Other than the Shares, there are no (i) outstanding equity interests of the Company, or (ii) Contracts, commitments, understandings or arrangements, including options, warrants or scripts by which the Company is or may become bound to issue any equity interests of the Company.  The Company is not a party to any option, warrant, purchase right, or other Contract or commitment that could require the Company or any Stockholder to sell, transfer, or otherwise dispose of any equity interests of the Company (other than this Agreement).  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any equity interests of the Company.  The Company does not control, directly or indirectly, or have any direct or indirect equity participation in any Person.  As of the Closing Date, all equity interests of the Company are owned beneficially by the Stockholders, free and clear of all restrictions on transfer, Taxes, Liens, options, warrants, purchase rights, Contracts, equities, claims, and demands.  Immediately following the Closing Date, Buyer shall own, free and clear of any Liens, all of the outstanding equity interests of the Company.

(b)                                 There are no Subsidiaries of the Company and the Company does not own or have any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

4.04                        Absence of Conflicts.

Except as set forth on Schedule 4.04, neither the execution, delivery or performance of this Agreement or any other document contemplated hereunder by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby: does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, (v) result in the creation of any Lien upon any assets of the Company, or (vi) require any authorization, consent, approval, exemption or other action by or notice to or filing with any Governmental Entity or any other Person, in each case under the provisions of the articles of incorporation or bylaws or resolutions of the Company or any indenture, license, mortgage, loan agreement or other agreement, instrument, Contract or any Law by which the Company or any of its respective assets is affected, or to which the Company or any of its respective assets is subject.

4.05                        Financial Statements.

Attached as Schedule 4.05 are true and complete copies of the following (collectively, the “Financial Statements”): (i) the reviewed balance sheet of the Company for the last day of, and the related statements of operations, income, cash flows and statements of shareholders’ equity for, its respective fiscal years ending on each of December 31, 2012, 2011 and 2010 (the “Reviewed Financial Statements”), and (ii) the unaudited combined balance sheets of the Company and the related combined statements of income for the ten (10)-month period ending on October 31, 2013 (the “Interim Financial Statements”).  Each such Financial Statement (in each case, including the notes and auditors’ reports thereto, if any) is accurate and complete in all respects, is consistent with the books and records of the Company (which, in turn, are accurate and complete in all respects), and fairly and accurately presents the financial condition, operating results, and cash flows of the Company as of such dates.  Except as set forth on Schedule 4.05, each such Financial Statement has been prepared in accordance with GAAP consistently applied throughout the period covered thereby.  There has been no material change in the accounting methods or practices of the Company since the earliest date covered by the Financial Statements.  No financial statements of any Person (other than the Company) are required by GAAP to be included or reflected in the Financial Statements.  The Stockholders have also delivered to Buyer copies of all letters from the Company’s auditors to any member of the Company’s board of directors or audit committee thereof (or any other Persons containing similar powers) during the 60 months prior to the date of this Agreement, together with copies of all responses thereto.

4.06                        Certain Developments.

Except as set forth on Schedule 4.06, during the period beginning on December 31, 2012, and ending on the Closing Date, the Company has not:

(a)                                 sold, leased, transferred, or assigned any of its material assets, tangible or intangible (including Proprietary Rights) other than inventory sold for a fair consideration in the ordinary course of business;

(b)                                 entered into any agreement, Contract, lease, license or permit (or series of related agreements, Contracts, leases, licenses and permits), either (i) involving more than $50,000 (individually or in the aggregate), or (ii) outside the ordinary course of business;

(c)                                  entered into any Contract with any Governmental Entity or accelerated, terminated, modified, or cancelled any Contract with any Governmental Entity to which the Company is a party or by which it is bound;

(d)                                 entered into any agreement, Contract, lease or license (or series of related agreements, Contracts, leases or licenses) with any Related Person or Affiliate of the Company or any Stockholder;

(e)                                  waived any right of material value;

(f)                                   accelerated, terminated, modified, or cancelled any Contract (or series of related Contracts) involving more than $50,000 (individually or in the aggregate) to which the Company is a party or by which it is bound;

(g)                                  imposed (or allowed to be imposed) any Lien upon any of its assets, tangible or intangible (including any Proprietary Rights);

(h)                                 made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the ordinary course of business;

(i)                                     made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(j)                                    issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any Indebtedness;

(k)                                 delayed or postponed the payment of accounts payable and other Liabilities outside the ordinary course of business;

(l)                                     declared, set aside, or paid any dividend or made any distribution with respect to its equity interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its equity interests;

(m)                             entered into any employment Contract or collective bargaining agreement, written or oral, or modified the terms of any such existing Contract or agreement;

(n)                                 adopted, amended, modified or terminated any Benefit Plan, any profit sharing, incentive, severance or other plan; or any other Contract or commitment for the benefit of any of its current or former directors, officers and employees;

(o)                                 paid, or committed to pay (whether or not in writing), any severance, termination or similar payment to any current or former employee (regardless of whether such severance, termination or similar payment has been paid pursuant to any Benefit Plan);

(p)                                 made any Tax election, adopted or changed any accounting method or policy (whether or not for Tax purposes), filed any amended Tax Return, consented to or entered into any closing agreement or similar agreement with any Taxing Authority, consented to or settled or compromised any Tax claim or assessment or taken any position inconsistent with any past practice on any Tax Return;

(q)                                 made or granted any bonus or any wage, salary or compensation increase in excess of $25,000 per year to any employee or independent contractor, except pursuant to the express terms of any Contract which is described on Schedule 4.09(a);

(r)                                    transferred, assigned or granted any license or sublicense of any rights under or with respect to any Proprietary Right;

(s)                                   experienced any damage, destruction or loss (whether or not covered by insurance) to its property or suffered a Material Adverse Effect;

(t)                                    failed to maintain insurance policies or risk management programs, and in the event of casualty, loss or damage, to any assets of the Company, repair or replace such assets with assets of comparable quality;

(u)                                 changed its accounting policies and practices as in effect on the date of the latest Reviewed Financial Statements or changed its fiscal year;

(v)                                 amended or authorized its articles of incorporation or bylaws or similar governing documents;

(w)                               entered into any other transaction other than in the ordinary course of business, or changed any material business practice; or

(x)                                 agreed or committed (whether or not in writing) to do any of the foregoing.

4.07                        Real Property.

(a)                                 Leased Properties.  Schedule 4.07(a) sets forth the address of each parcel of Leased Real Property and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document).  The Company has delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease.  Except as set forth in Schedule 4.07(a), with respect to each of the Leases:

(i)                                     such Lease is legal, valid and binding upon the parties thereto, enforceable and in full force and effect, and there are no untrue or conflicting statements in any of the landlord estoppels delivered to Buyer in connection with the transactions completed hereunder;

(ii)                                  the transactions contemplated by this Agreement, the other documents contemplated hereunder, and the consummation of the transactions contemplated hereunder and thereunder do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iii)                               the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no disputes with respect to such Lease;

(iv)                              neither the Company nor any other party to any Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

(v)                                 no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(vi)                              except as otherwise specifically noted on Schedule 4.07(a), the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any Stockholder;

(vii)                           the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof;

(viii)                        with respect to the operation of the Business at the Leased Real Property, the Company has received all approvals, permits and licenses which are required to operate the Business and has obtained and maintained the same in compliance with all Laws;

(ix)                              the Company has not collaterally assigned or granted any other security in such Lease or any interest therein;

(x)                                 there are no Liens on the Company’s estate or interest created by such Lease; and

(xi)                              the Company has not agreed or committed to do any of the foregoing.

(b)                                 Owned Real Property.  The Company does not own any real property.

(c)                                  Other Real Property.  Other than the Leased Real Property, the Company does not own, use or occupy or have any obligation or Liability with respect to any land, building, structures, improvements, fixtures or other interest in real property.  Except as set forth on Schedule 4.07(c) and except for the Leased Real Property, the Company has not owned, leased or occupied any real property.  There are no known existing conditions or circumstances on, under or in connection with any Real Property which could impair or preclude the use of such Real Property for operation of the Business in any respect.  With respect to the operation of the Business at the Real Property, there is no pending Proceeding or Action, Law, restriction or moratorium imposed, enacted or threatened, the effect of which would impair the Company’s ability to maintain, after the Closing, any approvals necessary for the operation of the Business at such Real Property.

4.08                        Tax Matters.

Except as set forth on Schedule 4.08:

(a)                                 The Company has duly and timely filed all Tax Returns that it was required to file.  All such Tax Returns are true, complete and correct in all material respects.  All Taxes owed by the Company (whether or not shown on any Tax Return) have been paid.  All Taxes owed by any Stockholder in respect of any and all income of the Company have been paid.  The Company is not the beneficiary of any extension of time within which to file any Tax Return.  No claim has ever been made by a Taxing Authority in a jurisdiction where the

Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(b)                                 The Company has timely withheld and paid to the appropriate Taxing Authority all Taxes required by any Law to have been withheld and paid to such Taxing Authority in connection with amounts paid or owing to any Person, including all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, partner, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c)                                  There is no dispute or claim concerning any Tax Liability of the Company claimed or raised by any Taxing Authority, and, to the Company’s Knowledge (including, for this purpose, to the Knowledge of any employee responsible for Tax matters) and to the Knowledge of the Majority Stockholders, none is threatened.  Schedule 4.08 lists all United States federal, state, local and non-United States income Tax Returns filed by or with respect to the Company for any taxable periods ended on or after December 31, 2010, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of an audit.  The Company has delivered or made available (in its electronic data room) to Buyer correct and complete copies of all material Tax Returns filed by, and all examination reports and statements of deficiencies assessed against or agreed to by, the Company since December 31, 2006.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation applicable to the assessment of any Taxes against the Company.  There are no pending or, to the Company’s or Majority Stockholders’ Knowledge, threatened audits or Proceedings for or relating to any Liability in respect of Taxes of the Company.  The Company is not doing business in or engaged in a trade or business in any jurisdiction in which it has not filed Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by any Stockholder or the Company to the effect that the filing of Tax Returns may be required (or that the Company may otherwise be subject to Tax) in that jurisdiction.

(d)                                 The Company is not a party to any Tax allocation, Tax sharing, Tax indemnity or other similar agreement, or other agreement or arrangement with respect to Taxes (including any closing agreement, gain recognition agreement or other material agreement relating to Taxes with any Taxing Authority).  The Company has not granted any currently effective power of attorney to represent or act for the Company before or in dealing with any Taxing Authority.

(e)                                  The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.  The Company has never been a member of a Relevant Group, and the Company does not have any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury regulations (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.  The Company does not own, and has never owned, an interest in any other corporation, partnership or other entity, including an entity the separate existence of which is disregarded for United States federal income tax purposes.

(f)                                   None of the assets of the Company constitutes tax-exempt bond financed property or tax-exempt use property, within the meaning of Section 168 of the Code.  The Company is not a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code as in effect prior to the Tax Reform Act of 1986.

(g)                                  The Company has not agreed, and the Company is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, and the Company has not made any similar election, and the Company is not required to apply any similar rules, under any comparable state, local or foreign Tax provision.  The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) use of the completed contract or percentage of completion method of accounting, (iv) prepaid amount received on or prior to the Closing Date or (v) closing agreement under Section 7121 of the Code (or other comparable agreement) entered into on or prior to the Closing Date.

(h)                                 The Company is not a party to any understanding or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code, and the Company has not “participated” in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4.

(i)                                     No Stockholder will cause, and no Stockholder will allow, the Company to take any action on the Closing Date (other than the transactions contemplated in this Agreement) outside the ordinary course which would result in a Tax Liability to the Company.

(j)                                    The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before the date of the Interim Financial Statements does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Interim Financial Statements.  The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the period covered by the Interim Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(k)                                 The Company (and any predecessor of the Company) has been an S Corporation at all times since February 10, 1989.  The sale of the Shares hereunder is eligible for the Section 338(h)(10) Election (as defined in Section 8.01(i)).  Neither Buyer nor the Company will be liable for any Tax under Section 1374 of the Code in connection with the deemed sale of assets of the Company resulting from the Section 338(h)(10) Election.  The Company has not, in the past 10 years, (A) acquired assets from another corporation in a transaction in which the transferee’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that qualified as a subchapter S subsidiary within the meaning of Section 1361(b) of the Code.

(l)                                     The Company has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company.  Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company is a party (each, a “Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.  The Company does not have any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any Person for the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

4.09                        Contracts and Commitments.

(a)                                 Generally.  Schedule 4.09(a) lists the following Contracts and other agreements to which the Company is a party:

(i)                                     any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $50,000 per annum;

(ii)                                  any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of goods or services, the performance of which may extend over a period of more than one year, result in a material loss to the Company, or involve consideration in excess of $50,000;

(iii)                               any agreement concerning a partnership or joint venture;

(iv)                              any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any Indebtedness in excess of $50,000, under which it has imposed a Lien on any of its assets, tangible or intangible (or any related Proprietary Rights) or under which it has agreed to indemnify any other Person (including, without limitation, indemnification for unreimbursed Medicare or Medicaid payments);

(v)                                 any agreement with any employee, independent contractor or agent of the Company concerning exclusivity, confidentiality, non-solicitation or non-competition and any agreement restricting the Company from conducting any type of business in any location;

(vi)                              any agreement that restricts either the Company’s ability to solicit employees of another Person or another Person’s ability to solicit any employee of the Company;

(vii)                           any agreement with any Stockholder or any Related Person or Affiliate of the Company or any Stockholder;

(viii)                        any Benefit Plan, including, but not limited to, any bonus, profit sharing, incentive, stock option, equity purchase, equity appreciation, deferred compensation, severance, or other plan, Contract or commitment or arrangement for the benefit of its current or former directors, officers and employees;

(ix)                              any labor or collective bargaining agreement;

(x)                                 any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits;

(xi)                              any agreement concerning or relating to Proprietary Rights;

(xii)                           any agreement under which it has advanced or loaned any amount to any of its directors, officers and employees outside the ordinary course;

(xiii)                        any agreement under which the consequences of a default or termination could have a Material Adverse Effect;

(xiv)                       any agreement under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

(xv)                          any “take or pay” agreements or Contracts, or agreements or Contracts with the Company’s sales representatives and distributors;

(xvi)                       any agreement under which the Company has advanced or loaned any other Person amounts in the aggregate exceeding $50,000;

(xvii)                    any other agreement (or group of related agreements) the performance of which involves consideration in excess of $50,000;

(xviii)                 any agreement with any customer listed on Schedule 4.28(a);

(xix)                       any agreement with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency or advertising agency or other Person engaged in sales, distribution or promotional activities of the products or services of the Company, or any agreement to act as one of the foregoing, and in each case involving, or anticipated to involve, revenues or expenses of more than $50,000 in any twelve month period;

(xx)                          any agreement or other instrument providing for indemnification of any Person with respect to Liabilities relating to any current or former business of the Company or any predecessor Person, other than (A) the organizational documents of the Company, or (B) marketing agreements, property leases and other commercial agreements entered into in the ordinary course;

(xxi)                       any agreement containing any warranty by the Company to any other Person with respect to any product or service offered by the Company, where such warranty deviates in any material respect from the Company’s standard warranty terms offered for its customers;

(xxii)                    any agreement with a Governmental Entity;

(xxiii)                 any agreement that is a power of attorney executed on behalf of the Company;

(xxiv)                any agreement that requires the Company to use any supplier or third party for all or substantially all of the Company’s requirements or needs or requires the Company to provide to other parties “most favored nation” pricing;

(xxv)                   any agreement with any customer or supplier providing for the payment or receipt by the Company of any rebate, discount, allowance or the like;

(xxvi)                any agreement with any third party payors, including the Government Programs; and

(xxvii)             any other material Contract of the Company.

(b)                                 Absence of Breach.  Each of the items that is described or required to be described on Schedule 4.09(a) is in full force and effect and will be in full force and effect immediately following the Closing Date.  No item which is described or required to be described on Schedule 4.09(a) has been breached, canceled or repudiated by the Company, or (to the Company’s or Stockholders’ Knowledge) by any other party thereto and no such other party has indicated in writing or orally to the Company or any Stockholder that it will stop or decrease the rate of business done with the Company, or that it desires to renegotiate its arrangements with the Company.  The Company has performed in all material respects all obligations required to be performed by it in connection with the items that are described or required to be described on Schedule 4.09(a) and is not in receipt of any claim of default under any such item.  The Company does not have any present expectation or intention of not fully performing in any material respect any obligation pursuant to any item which is described or required to be described on Schedule 4.09(a).

(c)                                  Copies.  The Company has furnished to Buyer a true and correct copy or representative form of all written contracts and other items that are described or required to be described on Schedule 4.09(a), in each case together with all amendments, waivers or other changes thereto.  Schedule 4.09(a) contains an accurate and complete description of all material terms of all oral contracts and other oral items that are described or required to be described thereon.

4.10                        Proprietary Rights.

(a)                                 Generally.  Schedule 4.10(a) sets forth a complete and correct list of:  (i) all registered and all unregistered Proprietary Rights, including all pending applications for registration of Proprietary Rights owned, filed or used by the Company or in connection with the Business, identifying the Proprietary Rights and whether such Proprietary Right is an owned Proprietary Right or a licensed Proprietary Right, (ii) all other inbound and outbound license agreements, sublicenses, agreements, permissions, consents or similar agreements or arrangements, whether written or oral, identifying for each: (v) the parties thereunder, (w) the date thereof, (x) the type of license (including the term thereof), (y) the Proprietary Rights licensed thereunder, and (z) whether the Company is granting or receiving Proprietary Rights thereunder, and (iii) all domain names and telephone numbers owned by, allocated or issued to the Company or used in connection with the Business.  The Proprietary Rights identified on Schedule 4.10(a) constitute all of the Proprietary Rights owned, licensed by or used in or necessary for the Business as currently conducted or proposed to be conducted throughout the world, and no Stockholder nor any third party owns or has any rights with respect to such Proprietary Rights.  No Stockholder nor the Company has agreed to indemnify any Person with respect to any Proprietary Rights.

(b)                                 Ownership; Infringement.  Except as set forth on Schedule 4.10(b), (i) the Company, solely and exclusively, owns and possesses all right, title and interest in and to, or in the alternative which will be identified as such on Schedule 4.10(b), has a valid and enforceable right to use the Proprietary Rights described or required to be described on Schedule 4.10(a), free and clear of all Liens, and no claim by any third party contesting the validity, enforceability, use or ownership of any of the foregoing has been made, is currently outstanding or, to the Company’s or any Majority Stockholder’s Knowledge, is threatened, (ii) no loss, expiration or claim challenging the validity or enforceability of any Proprietary Right is pending, reasonably foreseeable or, to the Company’s or any Majority Stockholder’s Knowledge, threatened, (iii) the Company has not received any notice of, and neither the Company nor any Majority Stockholder is aware of any fact which indicates a likelihood of any infringement, violation, dilution or misappropriation by, or any conflict with, any third Person with respect to any Proprietary Right, including any demand or request that the Company license rights from a third Person, (iv) to the Company’s and Majority Stockholders’ Knowledge, the practice of any patents or methods comprising the Proprietary Rights do not infringe, dilute, violate or misappropriate the Proprietary Rights of any third person in the jurisdiction where the Business is presently conducted or any jurisdiction where the Business is anticipated to be conducted, (v) the Company has not infringed, violated, diluted, misappropriated or otherwise violated any Proprietary Rights of any third Person and no Majority Stockholder nor the Company has Knowledge of any infringement, misappropriation, violation or dilution which will occur as a result of the continued operation of the Business, anticipated operation of the Business or the consummation of the transactions contemplated by this Agreement and the other documents contemplated hereunder, and (vi) all of the Company’s rights in and to such Proprietary Rights are freely assignable by the Company, including the right to create derivative works.

(c)                                  Restrictions.  There are no settlements, injunctions, forbearances to sue, consents, coexistence agreements, judgments, or orders or similar obligations to which the Company is a party or is otherwise bound, which (i) restrict the rights of the Company to use any Proprietary Rights, or (ii) permit third parties to use any Proprietary Rights, which would otherwise infringe any Proprietary Rights.  The Company has not licensed or sublicensed its rights in any Proprietary Rights to others and no royalties, honoraria or other fees are payable by the Company for the use of, or right to use, any Proprietary Rights, except pursuant to one or more of the contracts disclosed on Schedule 4.09(a) and as specifically identified therein.

(d)                                 Registrations.  All registrations for Proprietary Rights identified on Schedule 4.10(a) are valid and in force, and any applications to register any unregistered Proprietary Rights so identified are pending and in good standing, all without challenge of any kind and the Company has the right to bring Actions for infringement or unauthorized use of the Proprietary Rights owned by the Company.

(e)                                  Patents and Trademarks.  All patents and trademarks included in the Proprietary Rights have been filed in, issued by or registered with the United States Patent and

Trademark Office and, where applicable, the corresponding offices of other countries, have been so filed, registered or issued, as the case may be as shown on such schedule, and have been maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and each such other country.  All trademarks are in use in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates (with respect to registered trademarks) or applications (with respect to unregistered trademarks for which an application has been filed.)  Complete and accurate copies of all Patent and Trademark filings, including all correspondence to and from the United States Patent and Trademark Office and the applicable offices of other countries, have been provided to Buyer.  The Company has used commercially reasonable efforts to protect its rights in such patents and registered and material unregistered trademarks, and there have been no acts or omissions by the Company, the result of which would be to compromise the rights of the Company to apply for or enforce appropriate legal protection of such patents and registered and material unregistered trademarks.

(f)                                   Protective Measures.  The Company and the Stockholders have taken reasonable measures to protect the confidentiality of all Confidential Information of the Company, including the trade secrets included in the Proprietary Rights, including requiring all employees, contractors and third persons having accesses thereto to execute written non-disclosure agreements.  No Confidential Information or trade secrets have been disclosed by the Company or authorized to be disclosed by the Company to any third person other than pursuant to a written non-disclosure agreement; and, to the Company’s and Majority Stockholders’ Knowledge, no third person that is a party to any non-disclosure agreement with the Company is in breach of default thereof.  To the Company’s and Majority Stockholders’ Knowledge, no Confidential Information or trade secrets of the Company have been improperly disclosed or misappropriated by another Person.  To the Company’s and Majority Stockholders’ Knowledge, the owners of the Proprietary Rights licensed to the Company have taken all reasonably necessary and desirable actions to properly maintain and protect such Proprietary Rights.  To the Company’s and Majority Stockholders’ Knowledge, no third party is misappropriating, infringing or otherwise violating any Proprietary Rights of the Company, and no such claims are pending against any third party.

(g)                                  Software.  The Systems are not comprised of any unlicensed copies of any software.

(h)                                 Affiliates.  No current or former director, stockholder, officer, employee or contractor of the Company has or will have, after giving effect to the transactions contemplated by this Agreement, any legal or equitable right, title or interest in or to, or any right to use, directly or indirectly, in whole or in part, any of the Proprietary Rights.

(i)                                     Personal Information.  To the Company’s and Majority Stockholders’ Knowledge, the Company is in compliance with all applicable Laws, programs and notices relating to the privacy of personal information.  The Company uses commercially reasonable efforts to protect the privacy and security of all personal information in the possession of the Business, whether in written or electronic form.

4.11                        Systems.

(a)                                 Schedule 4.11(a) lists all of the computer and telephone systems, including the software, hardware, networks and interfaces (collectively, “Systems”) used or currently planned to be used in the conduct of the Business.  All such Systems are sufficient for the current needs of the Company, including, without limitation, as to capacity and ability to process current and anticipated peak product volumes in a timely manner, subject to expenditures contemplated by the Company’s current budget and to continued investment in Systems in the ordinary course.

(b)                                 Except as set forth on the attached Schedule 4.11(b), all Systems, other than software, used in the Business are owned and operated by and are under the control of the Company and are not wholly or partly dependent on any facilities that are not under the ownership, operation or control of the Company.

4.12                        Governmental Licenses and Permits.

Schedule 4.12 sets forth a complete listing and summary description of all Permits issued to or held by (or, if noted, required to be issued to or held by) the Company, (including all applications therefor and all renewals, extensions, or modifications thereof and additions thereto) that are necessary or material to conduct the Business as currently conducted or proposed to be conducted by the Company.  All fees and charges with respect to such Permits have been paid in full and each such Permit is current and unencumbered with no history of any form of material disciplinary action taken against it by any Governmental Entity.  No loss or expiration of any such Permit is pending, reasonably foreseeable or, to any Majority Stockholder’s or the Company’s Knowledge, threatened (including as a result of the transactions contemplated by this Agreement and the other documents contemplated hereunder) other than by reason of expiration in accordance with the terms thereof.

4.13                        Employees.

(a)                                 To Majority Stockholders’ and the Company’s Knowledge, no employee or independent contractors of the Company and no group of employees or independent contractors of the Company has any plans to terminate his or its employment or relationship with the Company.  Schedule 4.13(a) lists any executive, key employee or key independent contractor whose employment or relationship with the Company terminated since December 31, 2011.

(b)                                 To the Company’s and Majority Stockholders’ Knowledge, the Company has complied with all applicable Laws relating to the employment of personnel and labor, including, but not limited to, ERISA, the Fair Labor Standards Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security, Medicare, and other Taxes, including withholding requirements, the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation, the Immigration Reform and Control Act of 1986, as amended, and characterizing individuals as independent contractors.  Except as disclosed in Schedule 4.13(b), no employee of the Company has any agreement regarding his or her employment, other than an agreement for at-will employment.

(c)                                  Except as disclosed in Schedule 4.13(c), for the last three (3) years through the Closing Date, the Company has not: (i) been bound by or entered into any written or oral contract, agreement, or collective bargaining agreement with any labor organization or other representative of any employees of the Company, except as disclosed on Schedule 4.09(a), (ii) experienced any strike, work stoppage, or lockout, and none has been threatened in writing, (iii) been the subject of any grievance, unfair labor practice claim, charge of discrimination, or other material employee or labor dispute, (iv) engaged in any unfair labor practice, (v) been the subject of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company, except as related to the collective bargaining agreements, if any, disclosed on Schedule 4.09(a), or (vi) leased any employees.  The Company has satisfied any notice or bargaining obligation it may have under any Law or collective bargaining agreement to any employee representative.

(d)                                 Except as disclosed in Schedule 4.13(d), there are no outstanding rights or obligations relating to pensions, Benefit Plans, severance or termination pay, workers compensation, unemployment compensation and/or other obligation to employees or independent contractors of the Company.

(e)                                  Schedule 4.13(e) sets forth the name, start date, title or position, citizenship and the annual or, as the case may be, hourly rate of compensation (including salary, bonuses and commissions), as of the date of this Agreement and at the Closing Date, for each individual engaged by the Company as an employee or independent contractor whose annual income (of all types) from the Company has exceeded or is expected to exceed $25,000.

4.14                        Immigration Matters.

Except as set forth on Schedule 4.14:

(a)                                 To the Company’s and Majority Stockholders’ Knowledge, the Company has properly utilized Form I-9 to verify the identity and work authorization status of each of its employees in compliance with the Immigration and Nationality Act, as amended, the Immigration Reform and Control Act of 1986, as amended, and related promulgating regulations.  No employee of the Company presented any temporary work authorization document at the time of hire that is presently or at any future date will be subject to I-9 re-verification.

(b)                                 No employee of the Company is employed under an H-1B, L-1A or L-1B visa, or any other employer-petitioned non-immigrant U.S. work authorization.

(c)                                  The Company is not petitioning for employment-based lawful permanent residence status on behalf of any employee of the Company and the Company has not filed any Application for Alien Employment Certification (ETA Form 750), Application for Permanent Employment Certification (ETA Form 9089), or any Form I-140 (Immigrant Petition for Alien Workers) that remains pending.

(d)                                 Schedule 4.14 contains a list and description of any correspondence received by the Company from any Person or Governmental Entity in the last three (3) years questioning the validity of the social security number of any employee of the Company.

4.15                        Employee Benefit Plans.

(a)                                 Schedule 4.15(a) contains a complete and correct list of each Benefit Plan.

(b)                                 Each Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and the terms of any applicable collective bargaining agreement and, to the Company’s and Majority Stockholders’ Knowledge, complies in form and in operation with the applicable requirements of ERISA, the Code and other applicable Laws.

(c)                                  Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any Liability or potential Liability under or with respect to, any Multiemployer Plan or any Employee Pension Benefit Plan subject to Code Sections 412 or 4971, ERISA Section 302 or Title IV of ERISA, or otherwise has any Liability or potential Liability under Title IV of ERISA.  There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412(n) (as in effect prior to its repeal) or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of the Company.  No cash or bond or other amount is payable by the Company or any ERISA Affiliate to the Pension Benefit Guaranty Corporation pursuant to Section 4062(e) of ERISA.

(d)                                 All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) with respect to each Benefit Plan have been properly and timely filed and/or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA and the Code.

(e)                                  Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to or has any obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees (or any spouse or other dependent thereof) other than in accordance with COBRA.  The requirements of COBRA have been met with respect to each Benefit Plan and to each Employee Welfare Benefit Plan maintained by an ERISA Affiliate that is subject to COBRA.

(f)                                   The Company has complied with the applicable requirements of HIPAA and HITECH that apply to each Benefit Plan that is an Employee Welfare Benefit Plan.

(g)                                  All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or properly accrued.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Benefit Plan that is an Employee Welfare Benefit Plan.

(h)                                 Each Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) is so qualified with respect to any qualification requirement for which the applicable remedial amendment period has closed and has been determined by the Internal Revenue Service to be so qualified, either through receipt of a current favorable determination letter or through proper reliance on an opinion or advisory letter issued by the Internal Revenue Service with respect to such Employee Pension Benefit Plan, and nothing has occurred since the date of such determination, opinion or advisory letter that could adversely affect the qualified status of any such Employee Pension Benefit Plan.  All such Employee Pension Benefit Plans have been timely amended for the requirements of the Tax legislation commonly known as “EGTRRA” and other interim Tax legislation.

(i)                                     There have been no Prohibited Transactions with respect to any Benefit Plan.  No fiduciary as defined in ERISA Section 3(21) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan.  No Proceeding with respect to the administration or the investment of the assets of any Benefit Plan (other than routine claims for benefits) is pending or threatened and there is no basis for any such Proceeding.

(j)                                    The Company is not obligated under the Benefit Plans (including, but not limited to, any nonqualified deferred compensation plan or arrangement) or otherwise to pay any separation, severance, termination or similar benefit as a result of any transactions contemplated by this Agreement or solely as a result of a change in control or ownership with the meaning of Section 280G of the Code.  Neither the execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will increase the amount of benefits otherwise payable under any Benefit Plan or result in the acceleration of the time of payment, funding or vesting of any such benefits.

(k)                                 With respect to each Benefit Plan, the Company has delivered to Buyer correct and complete copies of the material plan documents (including amendments and individual agreements relating thereto), and the most recent summary plan descriptions and summaries of material modifications, the most recent favorable determination letter, or opinion letter or advisory letter received from the Internal Revenue Service, the Form 5500 Annual Reports (including all schedules thereto) with all applicable attachments for the last three plan years, and all related trust agreements, insurance contracts, and other funding arrangements, including any collective bargaining agreements, that implement each such Benefit Plan, the most recent financial statements and valuation statements for each such Benefit Plan, and, for each such Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a), the coverage and nondiscrimination testing results for the last three Benefit Plan years.  The Company is not obligated to establish a new Benefit Plan, or to amend a Benefit Plan to increase the amount of benefits provided under such Benefit Plan, or to amend a Benefit Plan to change the eligibility rules for such Benefit Plan.

(l)                                     Except as required by any Law, no provision or condition exists that would prevent the Company or Buyer from terminating or amending any Benefit Plan at any time for any reason.

(m)                             Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code and the regulations thereunder) meets, and has been operated in good faith in accordance with, the requirements of Sections 409A(a)(2), (a)(3), and

(a)(4) of the Code, and no assets of the Company have been directly or indirectly set aside in a trust or other arrangement described in Section 409A(b)(1) of the Code or are, or have been, subject to a “financial health” trigger described in Section 409A(b)(2) of the Code.

(n)                                 The Company and each ERISA Affiliate have, for purposes of each Benefit Plan, correctly classified those individuals performing services for the Company or the respective ERISA Affiliate as common law employees, leased employees, independent contractors or agents.

4.16                        Medicare and Medicaid Participation.

(a)                                 The Company is eligible for participation in the Medicare, Medicaid and CHAMPUS/TRICARE programs (collectively, the “Government Programs”) and has current and valid provider contracts with such Government Programs.  The Company is in compliance with the conditions of participation for the Government Programs in all respects.  There is neither pending, nor, to the Company’s or a Majority Stockholder’s Knowledge, threatened, any Action under the Government Programs involving the Company.  The Majority Stockholders have made available to Buyer true and complete copies of the most recent Government Program survey reports and all plans of correction, if any, which Company was required to submit in response to such surveys, and all such plans of correction have been accepted by the applicable Government Program and all have been or are in the process of being implemented.  Company’s billing practices for all third party payors, including the Government Programs and private insurance companies, are in compliance in all material respects with applicable Law and billing requirements of such third party payors and Government Programs and the Company has not knowingly billed or received any material payment or reimbursement in excess of amounts allowed by Law.  Schedule 4.16 contains a list of all of the Company’s Government Program provider numbers and other third party payor provider numbers.

(b)                                 Company has: (i) timely filed all reports and billings required to be filed with respect to any Government Program or any third-party payor (all of which are complete and accurate in all material respects and prepared and filed in compliance with applicable Law), and (ii) paid or caused to be paid any undisputed refunds, overpayments, discounts, or adjustments that have become due pursuant to such reports and billings.

4.17                        Compliance Program.

(a)                                 The Company has continuously maintained a compliance program designed to promote compliance with applicable Laws and ethical standards, to improve the quality and performance of operations, and to detect, prevent, and address violations of legal or ethical standards applicable to its operations (the “Compliance Program”).  The Company is in material compliance with the terms of the Compliance Program and Buyer has been given access to all records and logs maintained by the Company in connection with the Compliance Program.

(b)                                 The Company periodically searches the Office of Inspector General’s List of Excluded Individuals/Entities and other websites or databases of Governmental Entities to confirm that its employees, independent contractors, consultants and other Persons providing any services under any Contracts are not currently excluded, debarred or otherwise ineligible to participate in the Government Programs.  Except as set forth on Schedule 4.17(b), to the Company’s or a Majority Stockholder’s Knowledge, the Company has not employed or contracted with any Person that is excluded, debarred or otherwise ineligible to participate in the Government Programs.  Additionally, the Company has not received notice that (i) any Person providing services to the Company, or (ii) any employee or contractor in either case of (i) or (ii), is charged with or has been convicted of a criminal offense related to the Government Programs, or the provision of health care items or services, but has not yet been excluded, debarred or otherwise declared ineligible to participate in such programs or is proposed for exclusion therefrom.

(c)                                  The Company (i) is not a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services, (ii) has not been subject to reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity, (iii) has not been the subject of any government payor program investigation conducted by any Governmental Entity, (iv) has not been a defendant in any qui tam/False Claims Act litigation, and (v) has not been served with or received any search warrant, subpoena, civil investigation demand, contact letter, or, to the Company’s or any Majority Stockholder’s Knowledge, has received telephone or personal contact by or from any Governmental Entity.

(d)                                 All employees and independent contractors of the Company that provide the type of service under any Contract or in the operation of the Business as currently conducted or as proposed to be conducted that requires, as a condition precedent to the rendering of the service, the obtaining of a license or other legal authorization issued by a Governmental Entity are properly licensed or otherwise legally authorized by a Governmental Entity to perform the service in the state or jurisdiction in which the service is being performed.

4.18                        HIPAA Compliance.

Company is a “Covered Entity” (as defined in HIPAA) and is in material compliance with HIPAA and HITECH.

4.19                        Compliance with Laws.

(a)                                 Except as set forth on Schedule 4.19, the Company and, to the Company’s and Majority Stockholders’ Knowledge, each of its independent contractors, agents and employees has complied with and is in compliance with all applicable Laws which affect the Business or to which the Company is subject, and no claim has been filed against the Company alleging a violation of any such Law and the Company has not received written notice of any violation or alleged violation of, or any obligation to take remedial action under, any applicable Law or Permit.  Except as set forth on Schedule 4.19, the Company is not now, directly or indirectly, subject (or has the Company ever been subject) to any Proceeding, investigation, penalty assessment, or audit by any Governmental Entity or to any other allegation that the Company has violated the regulations of any such Governmental Entity or made a material false statement or omission to any Governmental Entity, including those related to government procurement.

(b)                                 Company has filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made thereto, required to be filed with any Governmental Entity, and have paid all material fees, assessments due and payable in connection therewith.

4.20                        Affiliate Transactions.

Other than as described on Schedule 4.20, no Stockholder and no Related Person or Affiliate of any Stockholder or of the Company (a) is or was a party to any Contract or transaction with the Company (other than in such Person’s capacity as an employee of the Company, the compensation for which is reflected on Schedule 4.13(e)), or (b) has any interest in or owns any asset, tangible or intangible, which is used in the Business of the Company.

4.21                        Environmental Matters.

Except as set forth on Schedule 4.21:

(a)                                 Regulatory Compliance.  The Company has complied with and is in compliance with all Environmental and Safety Requirements.

(b)                                 Permits.  The Company has complied with and is in compliance with all permits, licenses and other authorizations that are required pursuant to Environmental and Safety Requirements for the occupation of its facilities and the operation of the Business (“Environmental Permits”) and, to the extent required prior to the Closing Date, timely and complete applications have been or will be made for renewal, extension, or reissuance of all such Environmental Permits, and the Company has not received information which would lead it to believe that any Environmental Permit may not be renewed, extended or reissued in due course and as requested without the imposition of cost or penalty.  Schedule 4.21 contains a list of all such Environmental Permits.

(c)                                  Notices.  The Company has not received any notice, claim, complaint, citation, report or other information regarding any actual or alleged violation of Environmental and Safety Requirements or any Liabilities or potential Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations and any request for information with respect to any investigation or clean-up of Hazardous Substances, arising under Environmental and Safety Requirements relating to the Company or the Business, nor is there any Proceeding pending or, to the Company’s and Majority Stockholders’ Knowledge, threatened against or affecting the Company or the Business at law or in equity before a court or administrative agency relating to a violation of any Environmental and Safety Requirement.

(d)                                 Release of Substances.  The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including, without limitation, any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) in a manner that has given rise to or would give rise to Liabilities, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resource damages or attorney fees, pursuant to the Comprehensive Environmental Response,

Compensation, and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended, or any other Environmental and Safety Requirement.

(e)                                  Operations.  No facts, events or conditions relating to the assets of the Company or the Business or the past or present facilities, properties or operations of the Company will prevent, hinder or limit continued compliance with Environmental and Safety Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental and Safety Requirements, or give rise to any other Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental and Safety Requirements, including any Environmental and Safety Requirement relating to onsite or offsite release or threatened release of Hazardous Substances, personal injury, property damage or natural resources damage.

(f)                                   Transaction-Triggered Requirements.  Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated by this Agreement will impose any obligations for site investigation or cleanup, or notification to or consent of Governmental Entity or any other Person, pursuant to any so-called “transaction-triggered” or “responsible property transfer” Environmental and Safety Requirement.

(g)                                  Liability for Others.  The Company has not, either expressly or by operation of Law, assumed or undertaken any Liability or corrective or remedial obligation of any other Person relating to Environmental and Safety Requirements.

(h)                                 Environmental Liens.  No Environmental Lien has attached the Leased Real Property located at 31 Moody Road, Enfield, Connecticut and to the Company’s and the Majority Stockholders’ Knowledge, no Environmental Lien has attached to the Leased Real Property located at 95 Ashley Avenue, West Springfield, Massachusetts.

(i)                                     Environmental Reports.  The Company has provided to Buyer true and correct copies of all environmental reports, audits, assessments, and investigations, and all other material environmental documents, relating to the Company, the Real Property, any other real property owned or used by the Company, the Business or any of the Company’s predecessors.

4.22                        Tangible Assets.

(a)                                 Except as set forth on Schedule 4.22(a), the Company owns or leases, free and clear of Liens, all machinery, equipment, and other tangible assets necessary for, or used in, the conduct of the Business as presently conducted and as presently proposed to be conducted.

(b)                                 Each such tangible asset is free from material defects (patent and latent), has been maintained in all material respects in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable in all material respects for the purposes for which it presently is used and presently is proposed to be used.

4.23                        Undisclosed Liabilities.

The Company does not have any Liability (and there is no basis for any present or future Proceeding against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Interim Financial Statements (rather than in any notes thereto), and (ii) Liabilities which have arisen after the Interim Financial Statements in the ordinary course (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, environmental matter, infringement, or violation of Law).

4.24                        Notes and Accounts Receivable.

All notes and accounts receivable of the Company are reflected properly on the books and records of the Company, are valid receivables subject to no setoffs, counterclaims, or rebates, are current and collectible, and will be collected in accordance with their terms at their recorded amounts.

4.25                        Powers of Attorney.

Except as set forth on Schedule 4.25, there are no outstanding powers of attorney executed on behalf of the Company.

4.26                        Insurance.

Schedule 4.26 sets forth the following information with respect to each insurance policy (including policies providing property, vehicle, casualty, Liability, and workers’ compensation coverage and bond and surety arrangements and insurance certificates (including coverage for inventory purchased domestically and internationally)) to which the Company is a party, a named insured, or otherwise the beneficiary of coverage:

(a)                                 the name, address, and telephone number of the agent;

(b)                                 the name of the insurer, the name of the policyholder, and the name of each covered insured;

(c)                                  the policy number and the period of coverage;

(d)                                 the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(e)                                  a description of any retroactive premium adjustments or other loss-sharing arrangements.

Current certificates of insurance for each such insurance policy are attached at Schedule 4.26.  With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect, (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect following the consummation of the Closing and the transactions contemplated in connection therewith without any further action being taken by the Company,

(C) neither the Company nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy, (D) no party to the policy has repudiated any provision thereof, and (E) the Majority Stockholders have provided to Buyer true and complete copies thereof.  The Company has been covered during the past five years by insurance in scope and amount customary and reasonable considering the size of the Company and the scope of the Business as currently conducted and proposed to be conducted.

4.27                        Service Liability Claims.

(a)                                 Except as set forth on Schedule 4.27(a), there are no Service Liability Claims.

(b)                                 Except (i) as set forth on Schedule 4.27(b), (ii) for conditions or warranties implied or imposed by any applicable Law, or (iii) as contained in the Company’s standard terms and conditions of sale or service, the Company has not given any warranty or made any representation in respect of products or service supplied, sold or leased by it.

(c)                                  Except (i) as set forth on Schedule 4.27(c), and (ii) except as otherwise occurs in the ordinary course, each service rendered by the Company has been in material conformity with all applicable contractual commitments and all express and implied warranties.

(d)                                 Schedule 4.27(d) includes copies of the standard terms and conditions of sale and/or service for the Company (which includes any continuing applicable guaranty, warranty and indemnity provisions).

4.28                        Customers.

(a)                                 Schedule 4.28(a) lists each of the customers of the Company whose purchases of goods or services in the past year have exceeded 5% of the total revenues of the Company for that period.

(b)                                 Except as set forth on Schedule 4.28(b), no customer listed on Schedule 4.28(a) (x) has stopped or materially decreased, (y) has threatened to stop, or materially decrease the rate of, or (z) as a result of the transactions contemplated by this Agreement, is reasonably likely to stop or materially decrease the rate of, purchasing materials, products or services from the Company.

4.29                        Suppliers.

(a)                                 Schedule 4.29(a) lists each of the suppliers of the Company whose goods or services provided to the Company in the past year have exceeded 5% of the total cost of goods and/or services provided by such suppliers to the Company for that period.

(b)                                 Except as set forth on Schedule 4.29(b), no supplier listed on Schedule 4.29(a) (x) has stopped or materially decreased, (y) has threatened to stop, or materially decrease the rate of, or (z) as a result of the transactions contemplated by this Agreement, is reasonably likely to stop or materially decrease the rate of, supplying materials, products or services to the Company.

4.30                        Officers and Directors.

Schedule 4.30 lists all officers and directors of the Company.

4.31                        Bank Accounts.

Schedule 4.31 lists each bank account (designating each authorized signatory and the level of each signatory’s authorization) of the Company.

4.32                        Litigation.

Schedule 4.32 lists all civil or criminal litigation, arbitration, mediation or other Proceedings to which the Company, any stockholder, or any director, officer, or employee of the Company is or was a party that currently is pending, was settled or adjudicated within the past five years, was settled and adjudicated more than five years ago, but with respect to which the Company has unsatisfied Liability, any written claim received by the Company that could reasonably be expected to result in a Proceeding, or that, to the Knowledge of the Company or the Majority Stockholders, are threatened.  Schedule 4.32 sets forth, with respect to each matter disclosed on such schedule, (i) the parties, (ii) the nature of dispute, (iii) the relief sought (including the approximate amount of damages or other relief sought), (iv) the status of dispute, (v) the extent to which the Company’s insurance would cover the relief, and (vi) the Company’s assessment of its likelihood of prevailing.  No matter disclosed on Schedule 4.32, if decided or settled unfavorably to the Company, could prevent or adversely affect the consummation of the transactions contemplated under this Agreement, result in any transactions contemplated under this Agreement being declared unlawful or rescinded or have a Material Adverse Effect.

4.33                        Books and Records.

(a)                                 The books of account and other records of the Company, all of which have been made available to Buyer, are complete and correct, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices.

(b)                                 The minute books of the Company contain complete and correct records of all meetings held of, and actions taken by written consent of, the holders of voting securities, the board of directors or Persons exercising similar authority, and committees of the board of directors or such Persons of the Company, and no meeting of any such holders, board of directors, Persons, or committee has been held, and no other action has been taken, for which minutes or other evidence of action have not been prepared and are not contained in such minute books.  The Company has at all times maintained complete and correct records of all issuances and transfers of its equity interests.  At the Closing, all such minute books and records will be in the possession of the Company and located at the principal office of the Company.

4.34                        Company Broker.

Except as set forth on Schedule 4.34, there are no claims for brokerage commissions,

finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other documents contemplated hereunder based on any arrangement or agreement made by or on behalf of the Company.

4.35                        Disclosure.

The Company does not have any Knowledge of any facts pertaining to the Company which could have a Material Adverse Effect and which have not been disclosed in this Agreement.  Neither this Agreement nor any other documents contemplated hereunder to which the Company is a party, nor any of the schedules or exhibits hereto or thereto, contains any untrue statement of a material fact or, when considered as a whole, omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.  All statements and information contained in any certificate, instrument, disclosure schedule or documents delivered by or on behalf of the Company to Buyer or its representatives pursuant to this Agreement will be deemed representations and warranties of the Company.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Company and the Stockholders to enter into this Agreement and to consummate the transactions contemplated hereunder, Buyer makes the representations and warranties set forth in this ARTICLE V as of the Closing Date.

5.01                        Organization and Power.

Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan and is qualified to do business in every jurisdiction in which the execution, delivery and performance of its obligations under this Agreement requires it to be so qualified.  Buyer has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other documents contemplated hereunder to which Buyer is a party.

5.02                        Authorization.

No other proceedings or actions on the part of Buyer are necessary to approve and authorize Buyer’s execution and delivery of this Agreement or any other document contemplated hereunder to which Buyer is a party or the performance of Buyer’s obligations hereunder or thereunder.  This Agreement constitutes, and each of the other documents contemplated hereunder to which Buyer is a party will, when executed, constitute a valid and binding obligation of Buyer, enforceable in accordance with their terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

5.03                        Absence of Conflicts.

Neither the execution, delivery and performance of this Agreement or any other document contemplated hereunder by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby does or will: (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any consent, order, approval, authorization or other action of, or any filing with or notice to, any Governmental Entity or other Person, in each case under the provisions of any indenture, mortgage, lease, loan agreement or other agreement or instrument to which Buyer is bound or by which it or any of its assets are affected, or any Law to which Buyer is subject.

5.04                        Buyer’s Broker.

There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other documents contemplated hereunder based on any arrangement or agreement made by or on behalf of Buyer, except pursuant to Buyer’s agreement with EP Securities LLC.

5.05                        Availability of Funds.

As of the date of this Agreement, Buyer has cash available and/or sufficient availability under its current credit facilities to provide all funds necessary at Closing to consummate the transactions contemplated hereby.

ARTICLE VI.

CONDITIONS TO CLOSING

6.01                        Conditions to Obligations of All Parties.

The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)                                 No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)                                 The Stockholders and the Company shall have received all consents, authorizations, orders and approvals referred to in Sections 3.02 and 4.04, respectively, from all applicable Governmental Entities and Buyer shall have received all consents, authorizations, orders and approvals referred to in Section 5.03 from all applicable Governmental Entities, in each case, in form and substance reasonably satisfactory to Buyer and Stockholders, and no such consent, authorization, order and approval shall have been revoked.

6.02                        Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 The representations and warranties of the Stockholders and the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).  Notwithstanding the foregoing, the representations and warranties regarding the Company contained in Sections 3.01, 3.03, 3.04, 4.01, 4.02, 4.03, 4.05 and 4.34 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b)                                 Stockholders and the Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by each prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Stockholders and the Company shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)                                  No Action shall have been commenced against Buyer, the Stockholders or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Entity, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d)                                 All governmental and third party consents, approvals and waivers that are listed on Schedule 4.04 shall have been received delivered to Buyer, on terms satisfactory to Buyer.

(e)                                  From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(f)                                   Buyer shall have obtained financing in amounts sufficient to permit Buyer to fund the Purchase Price and operate the Business following the Closing on terms and conditions satisfactory to Buyer.

(g)                                  Buyer shall have received the closing deliveries of the Stockholders set forth in Section 2.02(b).

6.03                        Conditions to Obligations of Stockholders.

The obligations of the Stockholders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Stockholders’ waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 The representations and warranties of the Buyer contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).  Notwithstanding the foregoing, the representations and warranties regarding the Buyer contained in Sections 5.01 and 5.02 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b)                                 Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)                                  Stockholders shall have received the closing deliveries of the Buyer set forth in Section 2.02(a).

ARTICLE VII.

COVENANTS

7.01                        Conduct of Business Prior to the Closing.

From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Stockholders shall, and shall cause the Company to, (x) conduct the business of the Company in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the date hereof until the Closing Date, Stockholders shall:

(a)                                 cause the Company to preserve and maintain all of its Permits;

(b)                                 cause the Company to pay its debts, Taxes and other obligations when due;

(c)                                  cause the Company to maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d)                                 cause the Company to continue in full force and effect without modification all insurance policies, except as required by applicable Law;

(e)                                  cause the Company to defend and protect its properties and assets from infringement or usurpation;

(f)                                   cause the Company to perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(g)                                  cause the Company to maintain its books and records in accordance with past practice;

(h)                                 cause the Company to comply in all material respects with all applicable Laws; and

(i)                                     cause the Company not to take or permit any action that would cause any of the changes, events or conditions described in Section 4.06 to occur.

7.02                        Access to Information.

From the date hereof until the Closing, Stockholders shall, and shall cause the Company to, (a) afford Buyer and its representatives full and free access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (b) furnish Buyer and its representatives with such financial, operating and other data and information related to the Company as Buyer or any of its representatives may reasonably request; and (c) instruct the representatives of Stockholders and the Company to cooperate with Buyer in its investigation of the Company. Any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Stockholders or the Company in this Agreement

7.03                        No Solicitation of Other Bids.

(a)                                 Each Stockholder and the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Stockholders shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b)                                 In addition to the other obligations under this Section 7.03, Sellers’ Representative shall promptly (and in any event within two Business Days after receipt thereof by Stockholders, the Company or its representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)                                  Each Stockholder and the Company agrees that the rights and remedies for noncompliance with this Section 7.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

7.04                        Notice of Certain Events.

(a)                                 From the date hereof until the Closing, Sellers’ Representative shall promptly notify Buyer in writing of:

(i)                                     any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Stockholders and/or the Company hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.02 to be satisfied;

(ii)                                  any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)                               any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(iv)                              any Actions commenced or, to any Stockholder’s Knowledge, threatened against, relating to or involving or otherwise affecting any Stockholder or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of the Representations in ARTICLE III or ARTICLE IV of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement.

(b)                                 Buyer’s receipt of information pursuant to this Section 7.04 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Stockholders or the Company in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

7.05                        Governmental Approvals and Consents.

(a)                                 Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)                                 Stockholders, the Company and Buyer shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Schedules 4.04 and 5.03.

(c)                                  Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:

(i)                                     respond to any inquiries by any Governmental Entity regarding matters with respect to the transactions contemplated by this Agreement or any agreement or document contemplated hereby;

(ii)                                  avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any agreement or document contemplated hereby; and

(iii)                               in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any agreement or document contemplated hereby has been issued, to have such Governmental Order vacated or lifted.

(d)                                 If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, Stockholders shall, subsequent to the Closing, cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

(e)                                  All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Entity or the staff or regulators of any Governmental Entity, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals.

(f)                                   Notwithstanding the foregoing, nothing in this Section 7.05 shall require, or be construed to require, Buyer or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer, the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

7.06                        Press Releases and Announcements.

Neither the Stockholders nor the Company shall make any press release or other public announcement of or with respect to this Agreement or any of the transactions contemplated hereunder without Buyer’s prior written consent.

7.07                        Closing Conditions.

From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VI hereof.

7.08                        Further Transfers.

Each party to this Agreement will execute and deliver such further instruments of transfer and take such additional actions as any other party may reasonably request to effect, consummate, confirm or evidence the transactions contemplated hereby and by the other documents contemplated hereunder.

7.09                        Non-Solicitation, Non-Competition and Confidentiality.

(a)                                 Non-Solicitation.  In consideration of the transactions contemplated hereby and the payment of the Purchase Price, each Stockholder agrees that, during the period beginning on the Closing Date and ending on the fifth (5th) anniversary thereof (the “Restricted Period”), such Stockholder will not, directly or indirectly, including causing, encouraging, directing or soliciting any other Person to, contact, approach, or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any Person who is or has been employed or retained in the operation of the Business by the Company or Buyer during the period commencing as of the Closing Date and ending on the date of termination of the Restricted Period, or induce, interfere with or solicit, or attempt to induce, interfere with or solicit, any Person that is a current or former customer, supplier or other business relation of the Company or any predecessor thereof into any business relationship that might harm the Business, or in any manner engage in or own, directly or indirectly, any interest in any business that provides services or products to any current or former customer of the Company that are similar to or competitive with the services or products provided by the Company to such current or former customers.

(b)                                 Non-Competition.  In consideration of the transactions contemplated hereby and the payment of the Purchase Price, each Stockholder agrees that during the Restricted Period, such Stockholder will not, within or with respect to the geographical area of the United States and anywhere else the Company operates or plans to operate during the Restricted Period (the “Restricted Area”), directly or indirectly own, operate, lease, manage, control, participate in, consult with, advise, permit such Stockholder’s name to be used by, provide services for, or in any manner engage in (x) any business (including by any Stockholder or in association with any Person) that creates, designs, sources, markets, distributes or sells any product or provides any service in or into the Restricted Area that may be used as a substitute for or otherwise competes with any product or service of Buyer, the Company or their predecessors carried out during the period commencing two years prior to the Closing Date and ending on the date of termination of the Restricted Period or contemplated during such period to be carried out by Buyer, the Company or their predecessors, or (y) any activity that is in competition with, or potential competition with, the Business or any other business of the Company.  Nothing in this Section 7.09(b) shall prohibit any Stockholder from being a passive owner of less than 1% of the outstanding capital stock of a corporation of any class that is publicly traded, so long as such Stockholder has no direct or indirect participation in the business of such corporation.

(c)                                  Confidentiality.  Each Stockholder will treat and hold as confidential all Confidential Information and shall refrain from using any Confidential Information except as necessary to consummate the Closing of the transactions contemplated by this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of Confidential Information which are in such Stockholder’s possession or under such Stockholder’s control.  In the event that any Stockholder is compelled by Law to disclose Confidential Information or the fact that Confidential Information has been made available to such Stockholder by the Company, such Stockholder agrees to provide the Company with prompt written notice of such request, to the extent such notice can be given, so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement.  If a protective order or other remedy is not obtained, or the Company waives compliance with the provisions of this Agreement, such Stockholder agrees to furnish only that portion of Confidential Information and other information that is legally required and that Stockholder will use his, her, or its best efforts to obtain reliable assurance that confidential treatment will be accorded to that portion of Confidential Information and other information that is being disclosed.

(d)                                 Non-Disparagement by the Stockholders.  Each Stockholder agrees not to disparage Buyer or the Company, their respective goods or services, or any past and present investors, officers, directors, employees, or any Affiliates of such Persons.

(e)                                  Remedy for Stockholder’s Breach.  Each Stockholder acknowledges and agrees that in the event of a breach by such Stockholder of any of the provisions of this Section 7.09, monetary damages may be inadequate and Buyer may have no adequate remedy at law.  Accordingly, in the event of any such breach, Buyer and its successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and such Stockholder’s obligations hereunder by an Action or Actions for specific performance, injunctive and/or other relief, without any requirement of posting a bond or proving actual damages or posting any bond or other security.

(f)                                   Modification; Extension of Restricted Period.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.09 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  In the event a court of competent jurisdiction determines that a Stockholder breached any term or provision of this Section 7.09, such Stockholder hereby consents to the court extending the duration of the restrictive provisions contained in this Section 7.09 to a period of time equal to the period of time that such Stockholder breached such provisions to compensate Buyer for the time such Stockholder was in violation of such provisions.

7.10                        Customer and Other Business Relationships.

(a)                                 After the Closing, each Majority Stockholder shall cooperate with Buyer and the Company in their efforts to continue and maintain for the benefit of Buyer and the Company those business relationships of the Company, including relationships with any customers, suppliers, licensors, licensees, lessors, employees, regulatory authorities and others.  Each Majority Stockholder shall refer to Buyer and the Company all inquiries and communications received by such Majority Stockholder relating to the Company or the Business after the Closing.

(b)                                 After the Closing, no Stockholder may take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business relation of the Company from maintaining the same business relationships with the Company after the Closing Date as it maintained with the Company prior to the Closing Date.

7.11                        Stockholders’ Release.

(a)                                 Except as provided in Section 7.11(d) below, each Stockholder on behalf of itself and any Person who may be bound by it (collectively, the “Releasing Parties”), releases the Company, Buyer, and each of their respective officers, directors, partners, members, managers, shareholders, Affiliates, Subsidiaries, Related Persons, agents, attorneys, employees, predecessors, successors, heirs, and assigns (collectively, the “Released Parties”) from any and all Actions, controversies, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or Liabilities of any nature whatsoever in law and in equity, both past and present (from the beginning of the world through the date of this Agreement) and whether known or unknown, suspected, or claimed against any of its, his or her Released Parties which such Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Releasing Party, has or may have, which arise out of or are connected with the Company, any Affiliate of the Company, or any predecessor thereto (other than those arising out of or in connection with any other agreements entered into pursuant to this Agreement), whether arising under any federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance, or under any public policy, contract or tort, or under common law; or any claim for breach of contract, infliction of emotional distress, defamation, or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party’s “Released Claims”).

(b)                                 Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim.  Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.

(c)                                  Each Releasing Party agrees that if he, she or it violates any provision of this Agreement, such Releasing Party will pay all costs and expenses of defending against any related or resulting suit or other Proceeding incurred by his, her or its Released Parties, including reasonable attorneys’ fees.

(d)                                 Notwithstanding the release provided in this Section, nothing herein shall operate to release or impair the rights and obligations under, or prevent the Releasing Party from asserting any claim against any Released Party that such Releasing Party may have, if any, arising under this Agreement and any document executed in connection with this Agreement, including without limitation, the Escrow Agreement, the Employment Agreements, the Transition Agreement, the Amended and Restated Lease and the Company employee benefit plans.

ARTICLE VIII.

TAX MATTERS

8.01                        Tax Matters.

The following provisions will govern the allocation of responsibility as between Buyer and the Stockholders for certain Tax matters following the Closing Date:

(a)                                 The Majority Stockholders, jointly and severally, will indemnify the Company and Buyer and hold them harmless from and against, without duplication, any loss, claim, Liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company for any Pre-Closing Tax Periods, (ii) all Taxes of any Relevant Group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by Contract, pursuant to any law, rule, or regulation, or otherwise; provided, however, that in the case of clauses (i), (ii), and (iii) above, the Majority Stockholders will not be liable to the extent that such Taxes are taken into account in Closing Indebtedness or the Net Working Capital at Closing and thus actually reduce the Final Closing Cash Purchase Price.  The Majority Stockholders will pay to Buyer the amount of any Taxes which are the responsibility of the Majority Stockholders pursuant to this Section 8.01(a) within ten (10) Business Days before the later of (i) the date such Taxes are payable by Buyer or the Company and (ii) Buyer’s demand for such payment from the Majority Stockholders.  The indemnification under this Section 8.01(a) shall survive indefinitely and shall not be subject to the Basket or Cap.

(b)                                 Straddle Period.  For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any real property, personal property or other ad valorem Taxes for the Straddle Period which relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period that occur on or before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and the amount of other Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date.  Without limiting the foregoing Tax on, (i) any income or gain of the Company that relates to the closing of the transactions contemplated by this Agreement, (ii) any income or gain of the Company that results from any action taken on the Closing Date by the Company at the direction of the Stockholders, and (iii) any income or gain realized by the Company as a result of the Section 338(h)(10) Election, will be allocated to the Pre-Closing Tax Period.

(c)                                  Responsibility for Filing Tax Returns.  Buyer will prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company that are filed after the Closing Date.  Prior to filing any such Tax Return for any Pre-Closing Tax Period, Buyer will permit Sellers’ Representative to review and comment on (but shall not require their consent before filing) each such Tax Return.  The Stockholders shall pay to Buyer the amount of any Taxes due with or in respect of any such Tax Return in accordance with Section 8.01(a).  Notwithstanding the foregoing, the Stockholders shall, at their sole expense, prepare or cause to be prepared, in accordance with Sections 8.01(d) and 8.01(i) and otherwise in accordance with past custom and practice of the Company in preparing its income Tax Returns (subject, however, to applicable Law), any income Tax Returns of the Company which are due after the Closing Date for any Pre-Closing Tax Period, and shall submit such income Tax Returns to Buyer at least 15 days prior to their due date, for Buyer’s review and approval, which approval shall not be unreasonably withheld.  Stockholders shall report, on their respective personal income Tax Return(s), any income, gain, loss, deduction or other tax items for such periods in a manner consistent with the Schedule K-1s filed with such Tax Returns for such periods, and shall pay any Taxes due with or in respect of such Tax Returns, in accordance with Section 8.01(a).

(d)                                 Purchase Price Allocation.  The Purchase Price, liabilities of the Company and other relevant items (including, for example and without limitation, any adjustments or additions to the Purchase Price pursuant to Sections 1.03, 1.04 or 8.02 of this Agreement) will be allocated among the assets of the Company that are deemed to have been acquired pursuant to the Section 338(h)(10) Election as Buyer, in consultation with Buyer’s auditors, may reasonably determine in accordance with GAAP (as such allocation may be adjusted in accordance with the other provisions of this Section 8.01(d), the “Purchase Price Allocation”).  Buyer and the Sellers’ Representative have agreed on an estimate of the Purchase Price Allocation based upon October

31, 2013 balance sheet, which estimate is attached hereto as Schedule 8.01(d).  Buyer shall notify the Sellers’ Representative of such determination within 30 days following the Closing.  If, within 30 days of being so notified, Sellers’ Representative does not object in writing to such determination, then the Purchase Price (along with any liabilities of the Company and other relevant items) shall be allocated among the assets of the Company in accordance with such determination.  If, within 15 days of being so notified, Sellers’ Representative does object in writing to such determination, then the parties’ dispute shall be resolved as follows: (i) the parties will in good faith attempt to negotiate a prompt resolution of the dispute; (ii) if the parties are unable to negotiate a resolution of the dispute within thirty (30) days, the dispute will be submitted to the Neutral Accountant, (iii) the Neutral Accountant shall resolve the dispute in accordance with GAAP, applicable Tax Law and the provisions of this Agreement, within thirty (30) days after the parties have submitted the dispute to the Neutral Accountant, whose decision shall be final, conclusive and binding on the parties; and (iv) the fees and expenses of the Neutral Accountant shall be paid by the party whose position was further from the position ultimately adopted by the Neutral Accountant, as determined by the Neutral Accountant.  The Purchase Price Allocation will be binding on all of the parties to this Agreement, and the parties agree to act (and cause their respective Affiliates to act) in accordance with the Purchase Price Allocation in the preparation, filing and audit of any Tax Return, including IRS Form 8883, IRS Form 8594 or any equivalent statement, and not to take (or permit any of their Affiliates to take) any Tax position that is inconsistent with such Purchase Price Allocation.  In the event that, after the Purchase Price Allocation is initially determined, the Purchase Price is adjusted (including adjustments pursuant to Sections 1.03, 1.04 or 8.02 of this Agreement), the Purchase Price Allocation shall also be adjusted.  To the extent permitted by the Code, the Treasury regulations under the Code or other applicable Tax law, any adjustments to the Purchase Price shall be allocated, to the extent possible, to the classes of assets that were the subject of the adjustments to the Purchase Price, and to the extent that such adjustments do not relate to any specific asset classification, shall be allocated to goodwill.

(e)                                  Cooperation on Tax Matters.  Each party hereto will, and shall cause its Subsidiaries and Affiliates to, provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return, determining a Liability for Taxes or in conducting any audit or other Proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property, which any such party may possess.  The Stockholders shall turn over to Buyer all Tax Returns, schedules and work papers, and all material records and other documents in its possession, relating to Taxes of the Company.

(f)                                   Tax Sharing Agreements.  All Tax sharing agreements or similar agreements and powers of attorney with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

(g)                                  Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Stockholders when due, and the Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.  Notwithstanding the foregoing, if such Tax Returns are not filed when due, then Buyer shall have the right to prepare and file, at Stockholders’ expense, such Tax Returns.

(h)                                 Preservation of S Election.  Neither the Company nor any Stockholders will revoke the Company’s election to be taxed as an S corporation within the meaning of Sections 1361 and 1362 of the Code.  Neither the Company nor any Stockholders will take or allow any action that would result in the termination of the Company’s status as a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code.

(i)                                     Making of Section 338(h)(10) Election.  The Stockholders will join with Buyer in making a timely election under Section 338(h)(10) of the Code (and any comparable election under state or local Tax law) with respect to the purchase of the Shares (collectively, the “Section 338(h)(10) Election”).  The Stockholders agree (i) to provide Buyer with any information reasonably requested by Buyer to permit the Section 338(h)(10) Election to be made and (ii) to take all actions reasonably requested by Buyer to effect and preserve timely the Section 338(h)(10) Election (including filing such forms, returns, elections, schedules and other documents reasonably requested by Buyer to effect and preserve the Section 338(h)(10) Election in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury Regulations (or any comparable provisions under state or local tax law)).  Without limiting the generality of the foregoing, each Stockholders will furnish to Buyer, prior to Closing or at any time thereafter as requested by the Buyer, such Stockholder’s social security or Tax identification number and any other information requested by Buyer in order to prepare IRS Form 8023 (and, as applicable, analogous forms required under state or local Tax law) and will, at the Closing or at any time thereafter as requested by Buyer, execute any IRS Form 8023 (and any such analogous forms) prepared by Buyer and deliver such IRS Form 8023 (and any such analogous forms) to Buyer for filing.  Following the Closing, the Stockholders will take any and all other actions, and execute and deliver to Buyer any and all forms and documents, that Buyer may determine to be necessary or appropriate to give full effect to the Section 338(h)(10) Election for federal, state, local and foreign Tax purposes to the fullest extent permitted by law.

(j)                                    Tax Proceedings.  The right of Sellers’ Representative to participate in or control any contest with any Taxing Authority over any Tax of the Company for any Pre-Closing Tax Period (a “Tax Contest”) shall be governed by the provisions of Section 9.05, provided, however, that (notwithstanding any contrary provision of Section 9.05) Sellers’ Representative shall not have the right to control any such Tax Contest if (i) the outcome of such Tax Contest may adversely affect the Tax liability of the Company, Buyer or any Affiliate of any of them for any period ending after the Closing Date, (ii) the Stockholders fail, within ten days after Sellers’ Representative is notified of such Tax Contest, to verify to Buyer in writing that the Stockholders have the obligation to indemnify Buyer hereunder with respect to any Losses or Taxes related to or arising out of such Tax Contest, (iii) Buyer reasonably determines that there is a material risk that Buyer will not be able to collect from the Stockholders the amount of Tax (plus any applicable interest and penalties) that may, in the event of an adverse resolution of the Tax Contest, be determined to be due and owing, or (iv) in the reasonable judgment of Buyer, Sellers’ Representative has failed or ceased diligently to defend against the adjustment in Tax proposed in such Tax Contest.  With respect to any Tax Contest that it controls, Sellers’ Representative (A) shall give prompt notice to Buyer of any Tax adjustment proposed in writing pursuant to such Tax Contest, including, without limitation, the right to participate in conferences with Taxing Authorities and submit pertinent material in support of Buyer’s position, (B) shall otherwise afford Buyer a reasonable opportunity to participate, at Buyer’s expense, in the conduct of such Tax Contest, and (C) shall not settle such Tax Contest with Buyer’s written consent, which shall not be unreasonably withheld.

8.02                        Treatment of Indemnification Payments.

Each party will treat all payments made pursuant to this ARTICLE VIII as adjustments to the Purchase Price for all purposes.

8.03                        Other Rights and Remedies Not Affected.

The indemnification rights under this ARTICLE VIII are independent of and in addition to such rights and remedies as the parties may have at Law or in equity or otherwise for any misrepresentation, breach of warranty, or failure to fulfill any agreement or covenant contained in this Agreement on the party of any party hereto, including, without limitation, the right to seek specific performance, recession or restitution, none of which rights or remedies shall be affected or diminished hereby.

8.04                        Overlap.

To the extent that any obligation or responsibility pursuant to ARTICLE VIII may overlap with an obligation or responsibility pursuant to this ARTICLE VIII, the provisions of this ARTICLE VIII shall govern.

ARTICLE IX.

INDEMNIFICATION

9.01                        Survival.

All representations, warranties, covenants, and other agreements contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement, shall survive the Closing as follows:

(a)                                 All Fundamental Representations, covenants, and other agreements shall not terminate and will survive the Closing indefinitely.

(b)                                 All Extended Exposure Representations shall survive the Closing until 60 days after the expiration of the applicable statute of limitations period associated with such Liabilities in question (after giving effect to any waivers and extensions thereof).

(c)                                  All Standard Representations shall survive the Closing until 24 months following the Closing.

9.02                        Indemnification by the Majority Stockholders.

(a)                                 Each Majority Stockholder shall, jointly and severally, indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse as and when incurred Buyer, the Company, and each of their respective Affiliates, Subsidiaries, Related Persons, employees, agents, representatives, successors and assigns (the “Buyer Indemnitees”) for, any and all Losses resulting from, arising out of, or incurred by any Buyer Indemnitees in connection with, or otherwise relating to:

(i)                                     the failure of any representation, warranty, or other statement by any Stockholder or the Company contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement, to be true and correct in all respects as of the Closing Date;

(ii)                                  any breach of any covenant or other agreement by any Stockholder or the Company contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement;

(iii)                               any Sellers’ Expenses and any Indebtedness, in each case to the extent not included in the calculation of the Final Closing Cash Purchase Price; and

(iv)                              all matters disclosed on Schedule 9.02(a)(iv).

provided that (A) this Section 9.02 shall not apply with respect to any Loss relating to Taxes to the extent that indemnification payments for such Loss have been made pursuant to Section 8.01, and (B) for purposes of this Section 9.02, the representations and warranties contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references herein and therein to “material,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(b)                                 The Majority Stockholders shall not have any obligation to indemnify the Buyer for any Loss or Losses pursuant to Section 9.02(a)(i) (“Buyer Warranty Losses”) (other than with respect to Fundamental Representations and Extended Exposure Representations) (i) unless and until the aggregate amount of all Buyer Warranty Losses incurred by the Buyer Indemnitees exceeds $200,000 (the “Basket”), in which case the Majority Stockholders shall be liable for all Buyer Warranty Losses including the Basket, and (ii) to the extent that Buyer Warranty Losses exceed $3,000,000 (the “Cap”) in the aggregate; provided that nothing contained in this Section 9.02(b) shall be deemed to limit or restrict in any manner any rights or remedies which Buyer has, or might have, at Law, in equity or otherwise, based on fraud, intentional misrepresentation, or any Losses pursuant to Sections 9.02(a)(ii), 9.02(a)(iii) or 9.02(a)(iv).

9.03                        Indemnification by Buyer.

(a)                                 Buyer shall indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse as and when incurred each Stockholder, its Affiliates, and their respective Related Persons, employees, agents, representatives, successors and assigns (the “Seller Indemnitees”) for, any and all Losses resulting from, arising out of, or incurred by any Seller Indemnitees in connection with, or otherwise relating to:

(i)                                     the failure of any representation, warranty, or other statement by Buyer contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement, to be true and correct in all respects as of the Closing Date; and

(ii)                                  any breach of any covenant or other agreement by Buyer contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement.

(b)                                 Buyer shall not be liable for any Loss or Losses pursuant to Section 9.03(a)(i) (“Seller Warranty Losses”) (other than with respect to Fundamental Representations) (i) unless and until the aggregate amount of all Seller Warranty Losses incurred by the Seller Indemnitees exceeds the Basket, in which case Buyer shall be liable for all Seller Warranty Losses, and (ii) to the extent that Seller Warranty Losses exceed the Cap in the aggregate; provided, that nothing contained in this Section 9.03 shall be deemed to limit or restrict in any manner any rights or remedies which any Majority Stockholder has, or might have, at Law, in equity or otherwise, based on fraud, intentional misrepresentation, or any Losses pursuant to Section 9.03(a)(ii).

9.04                        Time Limitations.

(a)                                 The Majority Stockholders shall have liability under Section 9.02 with respect to a breach of an Extended Exposure Representation or a Standard Representation, as the case may be, only if the Buyer Indemnitee notifies Sellers’ Representative of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Buyer Indemnitee) on or before the expiration date of the applicable survival period set forth in Section 9.01 that relates to the alleged breached representation or warranty in question.

(b)                                 Buyer shall have liability under Section 9.03 with respect to a breach of a Standard Representation only if the Seller Indemnitee notifies Buyer of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Seller Indemnitee) on or before the expiration date of the applicable survival period set forth in Section 9.01 that relates to the alleged breached representation or warranty in question.

9.05                        Indemnification Procedures for Third Party Claims.

(a)                                 In the event that an Indemnitee receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnity may be sought under the provisions of this ARTICLE IX (“Third Party Claim”), the Indemnitee shall promptly notify the Indemnitor in writing (“Notice of Claim”) of such Third Party Claim.

Failure or delay in notifying the Indemnitor will not relieve the Indemnitor of any liability it may have to the Indemnitee, except and only to the extent that such failure or delay causes actual harm to the Indemnitor with respect to such Third Party Claim.  The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such Third Party Claim.  Notwithstanding the foregoing, in the case of any Majority Stockholder, Sellers’ Representative shall act on behalf of such Majority Stockholders for the purposes of this Section 9.05 and any actions taken (or not taken) by Sellers’ Representative on behalf of any such Majority Stockholder shall be binding on such Majority Stockholder as an Indemnitor or Indemnitee, as the case may be, hereunder.  All notices to any Majority Stockholder under this Section 9.05 may be provided by Buyer to Sellers’ Representative in lieu of providing such notice to any specific Majority Stockholder.

(b)                                 Subject to the further provisions of this Section 9.05, the Indemnitor will have ten (10) business days (or less if the nature of the Third Party Claim requires) from the date on which the Indemnitor received the Notice of Claim to notify the Indemnitee that the Indemnitor will assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnitee) and at its sole cost and expense (a “Third Party Defense”).  If the Indemnitor assumes the Third Party Defense in accordance with the preceding sentence, the Indemnitor shall be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnity obligation hereunder and shall hold the Indemnitee harmless from and against the full amount of any Losses resulting therefrom (subject to the terms and conditions of this Agreement).  Any Indemnitee shall have the right to employ separate counsel in any such Third Party Defense and to participate therein, but the fees and expenses of such counsel shall not be at the expense of the Indemnitor unless (A) the Indemnitor shall have failed, within the time after having been notified by the Indemnitee of the existence of the Third Party Claim as provided in the first sentence of this paragraph (b), to assume the defense of such Third Party Claim, or (B) the employment of such counsel has been specifically authorized in writing by the Indemnitor, which authorization shall not be unreasonably withheld.

(c)                                  The Indemnitor will not be entitled to assume the Third Party Defense if:

(i)                                     the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages);

(ii)                                  the Third Party Claim relates to or arises in connection with any criminal Proceeding, Action, indictment, allegation or investigation;

(iii)                               the Third Party Claim relates to or arises in connection with any Action relating to Environmental and Safety Requirements;

(iv)                              under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnitee and the Indemnitor in respect of the Third Party Claim;

(v)                                 the Third Party Claim involves a material customer or supplier of the Company;

(vi)                              the Indemnitee reasonably believes an adverse determination with respect to the Third Party Claim would be detrimental to or injure the Indemnitee’s reputation or future business prospects;

(vii)                           the Indemnitor has failed or is failing to vigorously prosecute or defend such Third Party Claim; or

(viii)                        the Indemnitor fails to provide reasonable assurance to the Indemnitee of its financial capacity to prosecute the Third Party Defense and provide indemnification in accordance with the provisions of this Agreement.

(d)                                 If by reason of the Third Party Claim, a Lien, attachment, garnishment or execution is placed upon any of the property or assets of the Indemnitee, the Indemnitor, if it desires to exercise its right to assume such Third Party Defense, must furnish a satisfactory indemnity bond to obtain the prompt release of such Lien, attachment, garnishment or execution.

(e)                                  If the Indemnitor assumes a Third Party Defense, it will take all steps necessary in the defense, prosecution, or settlement of such claim or litigation and will hold all Indemnitees harmless from and against all Losses caused by or arising out of such Third Party Claim.  The Indemnitor will not consent to the entry of any judgment or enter into any settlement, except with the written consent of the Indemnitee; provided, that the consent of the Indemnitee shall not be required if all of the following conditions are met: (i) the terms of the judgment or proposed settlement include as an unconditional term thereof the giving to the Indemnitees by the third party of a release of the Indemnitees from all liability in respect of such Third Party Claim, (ii) there is no finding or admission of (A) any violation of Law by the Indemnitees (or any Affiliate thereof), (B) any violation of the rights of any Person, and (C) no effect on any other Action or claims of a similar nature that may be made against the Indemnitees (or any Affiliate thereof), and (iii) the sole form of relief is monetary damages which are paid in full by the Indemnitor.  The Indemnitor shall conduct the defense of the Third Party Claim actively and diligently, and the Indemnitee will provide reasonable cooperation in the defense of the Third Party Claim.  So long as the Indemnitor is reasonably conducting the Third Party Defense in good faith, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor (not to be unreasonably withheld or delayed).  Notwithstanding the foregoing, the Indemnitee shall have the right to pay or settle any such Third Party Claim; provided, that in such event it shall waive any right to indemnity therefor by the Indemnitor for such claim unless the Indemnitor shall have consented to such payment or settlement (such consent not to be unreasonably withheld or delayed).  If the Indemnitor is not reasonably conducting the Third Party Defense in good faith, the Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor and the Indemnitor shall reimburse the Indemnitee promptly for all Losses incurred in connection with such judgment or settlement.

(f)                                   In the event that (i) an Indemnitee gives Notice of Claim to the Indemnitor and the Indemnitor fails or elects not to assume a Third Party Defense which the Indemnitor had the right to assume under this Section 9.05, or (ii) the Indemnitor is not entitled to assume the Third Party Defense pursuant to this Section 9.05, the Indemnitee shall have the right, with counsel of its choice, to defend, conduct and control the Third Party Defense, at the sole cost and expense of the Indemnitor.  In each case, the Indemnitee shall conduct the Third Party Defense actively and diligently, and the Indemnitor will provide reasonable cooperation in the Third Party Defense.  The Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim on such terms as it may deem appropriate.  Notwithstanding any provision to the contrary, in connection with any Third Party Claim, the Indemnitor hereby consents to the nonexclusive jurisdiction of any court in which an Action in respect of a Third-Party Claim is brought against any Indemnitee for purposes of any claim that the Indemnitee may have under this ARTICLE IX with respect to such Action or the matters alleged therein and agrees that process may be served on the Indemnitor with respect to such a claim anywhere in the world.  If the Indemnitor does not elect to assume a Third Party Defense which it has the right to assume hereunder, the Indemnitee shall have no obligation to do so.

(g)                                  Each party to this Agreement shall use its commercially reasonable efforts to cooperate and to cause its employees to cooperate with and assist the Indemnitee or the Indemnitor, as the case may be, in connection with any Third Party Defense, including attending conferences, discovery proceedings, hearings, trials and appeals and furnishing records, information and testimony, as may reasonably be requested; provided that each party shall use its best efforts, in respect of any Third Party Claim of which it has assumed the defense, to preserve the confidentiality of all Confidential Information and the attorney-client and work-product privileges.

9.06                        Indemnification Procedures for Non-Third Party Claims.

In the event of a claim that does not involve a Third Party Claim being asserted against it, the Indemnitee shall send a Notice of Claim to the Indemnitor.  The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such claim.  The Indemnitor will have 30 days from receipt of such Notice of Claim to dispute the claim and will reasonably cooperate and assist the Indemnitee in determining the validity of the claim for indemnity.  If the Indemnitor does not give written notice to the Indemnitee that it disputes such claim within 30 days after its receipt of the Notice of Claim, the claim specified in such Notice of Claim will be conclusively deemed a Loss subject to indemnification hereunder.  Notwithstanding the foregoing, in the case of any Majority Stockholder, Sellers’ Representative shall act on behalf of such Majority Stockholders for the purposes of this Section 9.06 and any actions taken (or not taken) by Sellers’ Representative on behalf of any such Majority Stockholder shall be binding on such Majority Stockholder as an Indemnitor or Indemnitee, as the case may be, hereunder.  All notices to any Majority Stockholder under this Section 9.06 may be provided by Buyer to Sellers’ Representative in lieu of providing such notice to any specific Majority Stockholder.

9.07                        Contingent Claims.

Nothing herein shall be deemed to prevent an Indemnitee from making a claim hereunder for potential or contingent claims or demands; provided that the Notice of Claim sets forth the specific basis for any such contingent claim to the extent then feasible and the Indemnitee has reasonable grounds to believe that such a claim may be made.

9.08                        Company Indemnification.

Each Stockholder acknowledges and agrees that, upon and following the Closing, the Company shall not have any Liability or obligation to indemnify, save or hold harmless or otherwise pay, reimburse or make any Stockholder whole for or on account of any indemnification or other claims made by any Buyer Indemnitee hereunder.  No Stockholder will have a right of contribution, indemnification, or any other form of remuneration against the Company in respect of such indemnification or other claim under the Company’s organizational documents or otherwise.

ARTICLE X.

TERMINATION

10.01                 Termination.

This Agreement may be terminated at any time prior to Closing:

(a)                                 By the mutual written consent of the parties hereto;

(b)                                 By Buyer with written notice to the Sellers’ Representative if:

(i)                                     Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Stockholders or the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VI and such breach, inaccuracy or failure has not been cured by Stockholders within ten (10) business days of Sellers’ Representative’s receipt of written notice of such breach from Buyer; or

(ii)                                  any of the conditions set forth in Sections 6.01 or 6.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by December 31, 2013, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)                                  by the Majority Stockholders with written notice to Buyer if:

(i)                                     the Stockholders and the Company are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VI and such breach, inaccuracy or failure has not been cured by Buyer within ten (10) business days of Buyer’s receipt of written notice of such breach from Sellers’ Representative; or

(ii)                                  any of the conditions set forth in Sections 6.01 or 6.03 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by December 31, 2013, unless such failure shall be due to the failure of Stockholders and the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)                                 by Buyer or Majority Stockholders in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Entity shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

10.02                 Effect of Termination.

If this Agreement is terminated as provided in Section 10.01, then this Agreement will forthwith become void and there will be no Liability on the part of any party to any other party or any other Person in respect thereof; provided that the obligations of the parties described in Sections 7.06, 7.09(c) and ARTICLE XIII and the provisions of the Confidentiality Agreement executed by the parties will survive any such termination; and provided further that any termination shall not relieve a party from liability for fraud.

ARTICLE XI.

SELLERS’ REPRESENTATIVE

11.01                 Designation.

James Calnan (“Sellers’ Representative”) is hereby designated by each of the Stockholders to serve as the representative of the Stockholders with respect to the matters expressly set forth in this Agreement to be performed by Sellers’ Representative.

11.02                 Authority; Successor.

(a)                                 Authority.  Each of the Stockholders, by the execution of this Agreement, hereby irrevocably appoints Sellers’ Representative as the agent, proxy and attorney in fact for such Stockholder for all purposes of this Agreement (including the full power and authority on such Stockholder’s behalf) (i) to consummate the transactions contemplated herein, (ii) to disburse any funds received hereunder to such Stockholder and each other Stockholder, (iii) to endorse and deliver any certificates or instruments representing the Shares and execute such further instruments of assignment as Buyer shall reasonably request, (iv) to execute and deliver on behalf of such Stockholder any amendment or waiver hereto, (v) to take all other actions to be taken by or on behalf of such Stockholder in connection herewith, (vi) to agree upon the

Estimated Closing Purchase Price, (vii) to object on behalf on each of the Stockholders with respect to any disagreements or disputes relating to the Final Closing Cash Purchase Price, (viii) to give and receive all notices and communications to be given or received under this Agreement and the Escrow Agreement and to receive service of process in connection with any claims under this Agreement, including service of process in connection with any litigation, (ix) to act for such Stockholders with regard to matters pertaining to indemnification referred to herein or the Escrow Agreement, including, without limitation, the power to compromise on behalf such Stockholder of any claim made by such Stockholder, to bring, respond to, and transact matters of litigation, (x) to execute and deliver on behalf of each Stockholder all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents Sellers’ Representative deems appropriate in connection with responding to, compromising or settling any claims made by a Stockholder, (xi) to receive funds for, and cause the disbursement of funds from, the Escrow Account (as defined in the Escrow Agreement), and (xii) to do or refrain from doing each and every act and exercise any and all rights which such Stockholder or the Stockholders collectively are permitted or required to do or exercise under this Agreement.  Each of the Stockholders agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Sellers’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder.  All decisions and actions by Sellers’ Representative (to the extent authorized by this Agreement) shall be binding upon all of the Stockholders, and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same.  Each Stockholder agrees that Buyer shall be entitled to rely on any action taken by Sellers’ Representative, on behalf of such Stockholder, pursuant to this Section (an “Authorized Action”), and that each Authorized Action shall be binding on each Stockholder as fully as if such Stockholder had taken such Authorized Action.  Sellers’ Representative shall not be liable to any Stockholder for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement.  Sellers’ Representative may consult with legal counsel, independent public accountants or other experts selected by him, her, or it and shall not be liable for any action taken or omitted to be taken in good faith by him in accordance with the advice of such counsel, accountants or experts.  By executing and delivering this Agreement, each Stockholder agrees that it shall indemnify (on a pro rata basis) and hold Sellers’ Representative harmless from any and all liability, loss, cost, damage or expense (including attorneys’ fees) reasonably incurred or suffered as a result of the performance of his, her, or its duties under this Agreement, except such that arises from the gross negligence or willful misconduct or fraud of Sellers’ Representative.

(b)                                 Successor.  Within 30 days after the death, incapacity or resignation of Sellers’ Representative, or his, her, or its successor as Sellers’ Representative, a majority-in-interest of the holders of the Shares immediately prior to the Closing shall appoint a successor Sellers’ Representative, and if a majority-in-interest of the holders of the Shares immediately prior to the Closing fail to so appoint a successor Sellers’ Representative within such period, then Buyer may appoint an independent third party which is not an Affiliate of Buyer as the successor Sellers’ Representative by written notice to a majority-in-interest of the holders of the Shares immediately prior to the Closing, which third party shall become the successor Sellers’ Representative.

ARTICLE XII.

DEFINITIONS

12.01                 Definitions.

For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Acquisition Proposal” has the meaning set forth in Section 7.03(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, Proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Actual Gross Profit” has the meaning set forth in Section 1.04(d).

“Actual Revenue” has the meaning set forth in Section 1.04(d).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first Person.

“Agreement” has the meaning set forth in the preamble.

“Annual Gross Profit Target” has the meaning set forth in Section 1.04(d).

“Annual Revenue Target” has the meaning set forth in Section 1.04(d).

“Authorized Action” has the meaning set forth in Section 11.02(a).

“Basket” has the meaning set forth in Section 9.02(b).

“Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other employee benefit plan, program, nonqualified deferred compensation plan, severance or similar arrangement of any kind that applies to current or former employees or directors (or their spouses or dependent children) of the Company that the Company maintains, to which the Company contributes or has any obligation to contribute, or with respect to which the Company has any Liability or potential Liability.

“Business” means the operation of a pharmacy, that provides specialty pharmacy and nursing services for both infused and other pharmaceutical products and related services, including but not limited to the provision of clinical care management services for hemophilia, von Willebrand disease (VWD) and related bleeding disorders, miscellaneous therapies and all other business conducted or proposed to be conducted by the Company as of the Closing.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Michigan are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” has the meaning set forth in Section 9.02(a).

“Buyer Warranty Losses” has the meaning set forth in Section 9.02(b).

“Calculation Period” has the meaning set forth in Section 1.04(d).

“Cap” has the meaning set forth in Section 9.02(b).

“Cash on Hand at Closing” means all unrestricted cash on hand of the Company as of immediately prior to the Closing.

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.01.

“Closing Indebtedness” means the sum of all Indebtedness of the Company as of immediately prior to the Closing.

“Closing Statement” has the meaning set forth in Section 1.03(a).

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Compliance Program” has the meaning set forth in Section 4.17(a).

“Confidential Information”  means any information that has value to the Company and is not generally known to its competitors, including client lists and information, design details, technical information and specifications, marketing techniques, plans and procedures, instruction manuals, know-how, trade secrets, information concerning market conditions, marketing and business information generally, scientific information, financial information, price policies and other material of whatever description regarding the products, services, affairs, businesses or method of carrying on business of the Company.

“Contingent Payment” has the meaning set forth in Section 1.04.

“Contingent Payment Statement” has the meaning set forth in Section 1.04(f)(i).

“Contract” means any oral or written agreement, instrument, license, document, lease, employee benefit or welfare plan or other business or commercial arrangement or commitment (in each case, including any extension, renewal, amendment or other modification thereof) to which such Person is a party or by which such Person is bound.

“CPS Review Period” has the meaning set forth in Section 1.04.

“Dispute Notice” has the meaning set forth in Section 1.03(a).

“Employee Pension Benefit Plan” means any “employee pension benefit plan” as such term is defined in ERISA Section 3(2).

“Employee Welfare Benefit Plan” means any “employee welfare benefit plan” as such term is defined in ERISA Section 3(1).

“Employment Agreement” has the meaning set forth in Section 2.02(b)(v).

“Environmental and Safety Requirements” means all Laws and all obligations under any Contract, concerning occupational or public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of Hazardous Substances, each as amended and as now or hereafter in effect.

“Environmental Lien” means any Lien, either recorded or unrecorded, in favor of any Governmental Entity and relating to any Liability arising under Environmental and Safety Requirements.

“Environmental Permits” is defined in Section 4.21(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA, or that is a member of the same “controlled group” with the Company pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” has the meaning set forth in Section 2.02(a)(i).

“Escrow Agreement” has the meaning set forth in Section 2.02(a)(i).

“Escrow Amount” has the meaning set forth in Section 2.02(a)(i).

“Estimated Closing Purchase Price” has the meaning set forth in Section 1.02(b).

“Excess Cash on Hand Adjustment Amount” means an amount, if any, equal to (A) the Cash on Hand at Closing, minus (B) $200,000.

“Exchange Act” means the Securities Exchange Act of 1934, as the same may be amended.

“Extended Exposure Representations” means those representations and warranties set forth in Sections 4.15 (Employee Benefits Plans), 4.16 (Medicare and Medicaid Participation), 4.17 (Regulatory Compliance), 4.19 (Compliance with Laws) and 4.20 (Environmental Matters).

“Final Closing Cash Purchase Price” has the meaning set forth in Section 1.03(a).

“Financial Statements” has the meaning set forth in Section 4.05.

“First Calculation Period” has the meaning set forth in Section 1.04(d).

“Fundamental Representations” means those representations and warranties set forth in Sections 3.01 (Organization and Authority), 3.03 (Ownership of the Shares), 3.04 (Stockholders’ Broker), 4.01 (Organization and Authority), 4.02 (Authorization), 4.03 (Capitalization; Subsidiaries), 4.04 (Absence of Conflicts), 4.08 (Tax Matters), 4.15 (Employee Benefit Plans), 4.20 (Affiliate Transactions), 4.22(a) (Tangible Assets; Title), 4.34 (Company Broker), 5.01 (Organization and Power), 5.02 (Authorization), and 5.04 (Buyer’s Broker).

“GAAP” means United Stated generally accepted accounting principles, consistently applied.

“Governmental Entity” means any government, agency, governmental department, commission, board, bureau, court, arbitration panel or instrumentality of the United States of America or any foreign government or any state, municipality or other political subdivision in or of any of the foregoing (whether now or hereafter constituted and/or existing) and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Government Programs” has the meaning set forth in Section 4.16(a).

“Guarantor” and “Guarantors” has the meaning set forth in the preamble.

“Hazardous Substances” means any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, noise or electromagnetic radiation or any other substances which is or may be harmful to human health or the environment or which is regulated, limited or prohibited under any Environmental and Safety Requirement.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. Law 104-191), as amended from time to time.

“HITECH” means the Health Information Technology for Economic Clinical Health Act, Division A, Title XIII § 1301 et. seq. of the American Recovery and Reinvestment Act of 2009, as amended from time to time.

“Indebtedness” of any Person, means, without duplication, the sum of (i) all obligations of such Person for borrowed money and any accrued interest, prepayment premiums, or other obligations related thereto, (ii) all obligations of such Person for evidenced by bonds, debentures, notes, or similar instruments, (iii) all obligations of such Person under conditional sale or title retention agreements relating to any property or assets purchased by such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price for property or services (other than trade accounts payable), including, without limitation, any earn-out or similar payment obligations, (v) all obligations of such Person as lessee under any capital leases,

(vi) all obligations of such Person under any interest rate swap agreements or interest rate hedge agreements, (vii) obligations, whether contingent or liquidated, in respect of letters of credit (including standby and commercial), bankers’ and similar instruments, (viii) all other liabilities of such Person that are not current liabilities under GAAP, (ix) all obligations secured by an Lien on any assets of the Company, (x) all negative cash or overdraft balances, (xi) all unpaid Taxes of such Person for all pre-Closing Tax Periods, (xii) any interest, principal, prepayment penalty, fees, or expenses of such Person relating to any of the foregoing, and (xiii) any obligation of such Person, contingent or otherwise, guaranteeing or having the economic effect of guaranteeing any of the foregoing.

“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Agreement.

“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Interim Financial Statements” has the meaning set forth in Section 4.05.

“Knowledge” means, (x) in the case of a Person that is an individual, the actual knowledge of such individual after due inquiry, and (y) in the case of a Person that is not an individual, knowledge of the shareholders, members, partners, directors, managers, officers, trustees, or other individuals that have a similar position or similar powers and duties as the shareholders, members, partners, directors, managers, officers, or trustees of such Person, in each case after due inquiry has been performed by such individuals.

“Law” means all federal, state, local and foreign laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity, including common law.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, building, structures, improvements, fixtures or other interest in real property held by the Company.

“Leases” means all real property leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which the Company is a party, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any charge, claim, community or other marital property interest, condition, equitable interest, lien (whether voluntary, involuntary, statutory, or other), option, pledge, hypothecation, preference, priority, security interest, mortgage, right of way, easement, encroachment, servitude, conditional sale or other title retention arrangement, security or other deposits, right of first option, right of first refusal, or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Losses” means any loss, Liability, obligation, Action, damage, deficiency, Tax, judgment, award, assessment, diminution of value, penalty, fine, cost or expense or whatever kind, in each case, whether or not arising out of third party claims (including interest, penalties, reasonable legal, consultant, accounting, and other professional fees, costs of sampling, testing, investigation, removal, treatment and remediation of contamination and fees, all amounts paid in investigation, defense or settlement of any of the foregoing, and all amount paid in connection with enforcing such Person’s indemnification rights hereunder).

“Majority Stockholders” means James Calnan, Renee Oliveri, Adam Oliveri and Mark Zatyrka.

“Material Adverse Effect” means any effect, condition or change that would be materially adverse to the Business, assets, condition (financial or otherwise), operating results, operations, or business prospects of the Company, taken as a whole, or on the ability of any Stockholder or the Company to consummate timely the transactions contemplated hereby and by the other documents contemplated under this Agreement, or any other effect, condition or change that would materially impair the Company’s ability to operate in the ordinary course or achieve its projected financial results or budget in any material respect (regardless of whether or not such adverse effect or change can be or has been cured at any time or whether Buyer has Knowledge of such effect or change on the date hereof).

“Minority Stockholders” means each stockholder of the Company that is not a Majority Stockholder.

“Multiemployer Plan” means an employee pension benefit plan that is defined in ERISA Sections 3(37) or 4001(a)(3).

“Net Working Capital” means, as of any date of determination, (A) current assets (accounts receivable, net of allowances and credits, inventory, due from employees, prepaid insurance and other prepaid expenses), minus (B) current liabilities (accounts payable, accrued pension expense, employee withholdings, accrued state income tax, accrued payroll, and other current accrued expenses), as of such date, calculated in accordance with GAAP applied on a consistent basis and without duplication.

“Net Working Capital Adjustment Amount” means, as of the Closing Date, (A) if the Net Working Capital at Closing exceeds the Target Net Working Capital, an amount equal to (i) the Net Working Capital at the Closing, minus (ii) the Target Net Working Capital, (B) if the Net Working Capital at Closing is less than the Target Net Working Capital, an amount equal to (i) the Net Working Capital at the Closing, minus (ii) the Target Net Working Capital, or (C) if the Net Working Capital at Closing is equal to the Target Net Working Capital, an amount equal to $0.00.

“Neutral Accountant” has the meaning set forth in Section 1.03(c).

“Notice of Claim” has the meaning set forth in Section 9.05(a).

“Objection Notice” has the meaning set forth in Section 1.04(f)(ii).

“Permits” means all permits, licenses, approvals, consents, waiver, authorizations, registrations, certificates, certificates of need, operating rights, variances and similar rights obtained, or required to be obtained, from Governmental Entities.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any Governmental Entity or any similar entity.

“Plan” has the meaning set forth in Section 4.08(l).

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date or, as the context may require, all such periods and portions.  If a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of the taxable period through the end of the Closing Date shall constitute a Pre-Closing Tax Period.

“Proceeding” means any Action, suit, claim, demand, summons, citations or subpoena, audit, hearing, public meeting or inquiry of any kind or nature whatsoever, civil, criminal, administrative, regulatory or otherwise, at law or in equity, whether or not such matter is before a Governmental Entity or any other Person.

“Prohibited Transaction” is defined in ERISA Section 406 and Code Section 4975.

“Pro Rata Share” has the meaning set forth in Section 1.03(d).

“Proprietary Rights” means all rights or interests, whether as an owner, licensor, licensee or otherwise, along with all income, royalties, damages and payments due or payable at the Closing Date or thereafter, including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights or interests that, now or hereafter, may be secured throughout the world: (a) patents, patent applications, patent disclosures, inventions, industrial designs and models (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, division, revision, extension or reexamination thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, together with all translations, adaptations, derivations, and combinations, including all goodwill associated therewith, (c) copyrights, registered or unregistered, database rights and works of authorship, (d) mask works, (e) rights of publicity and privacy relating to the use of names, likenesses, voices, signatures and biographical information of natural persons, (f) all registrations, applications and renewals for any of the foregoing, (g) trade secrets and Confidential Information (including ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information, and related information), (h) software, all rights with respect to computer software and software systems (including data, data compilations, codes, annotations, databases and related documentation), (i) websites, including public and non-public websites, intranet sites and FTP sites, (j) other proprietary rights, (k) rights of personality used in the Business, (l) licenses, license agreements, coexistence agreements, consent agreements, agreements to assign or other agreements to or from third parties regarding the foregoing, (m) all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including the items set forth on Schedule 4.10(a), (n) all internet domain names, telephone numbers, and telephone directory listing, and (o) all moral rights or rights of attribution or integrity in any of the foregoing.

“Purchase Price” has the meaning set forth in Section 1.02(a).

“Purchase Price Allocation” has the meaning set forth in Section 8.01(d).

“Real Property” means the owned Real Property and the Leased Real Property.

“Related Person” means (A) with respect to an individual: (i) each other member of such individual’s nuclear family, (ii) any Person that is directly or indirectly controlled by such individual or any one or more members of such individual’s nuclear family, (iii) any Person in which members of such individual’s nuclear family hold (individually or in the aggregate) a material interest, and (iv) any Person with respect to which one or more members of such individual’s nuclear family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity), and (B) with respect to a Person other than an individual: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person, (ii) any Person that holds a material interest in such specified Person, (iii) each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity), (iv) any Person in which such specified Person holds a material interest, and (v) any Person with respect to which such specified Person serves as a general partner, manager, or a trustee (or in a similar capacity).

“Released Claims” has the meaning set forth in Section 7.11(a).

“Released Parties” has the meaning set forth in Section 7.11(a).

“Releasing Parties” has the meaning set forth in Section 7.11(a).

“Relevant Group” means any affiliated, combined, consolidated, unitary or other group for Tax purposes, including (without limitation) an affiliated group of corporations within the meaning of Section 1504 of the Code.

“Restricted Area” has the meaning set forth in Section 7.09(b).

“Restricted Period” has the meaning set forth in Section 7.09(a).

“Review Period” has the meaning set forth in Section 1.03(a).

“Reviewed Financial Statements” has the meaning set forth in Section 4.05.

“Second Calculation Period” has the meaning set forth in Section1.04(d).

“Section 338(h)(10) Election” is defined in Section 8.01(i).

“Seller Indemnitees” has the meaning set forth in Section 9.03(a).

“Stockholder” and “Stockholders” each have the meaning set forth in the preamble.

“Seller Warranty Losses” has the meaning set forth in Section 9.03(b).

“Sellers’ Expenses” means (A) all change of control, termination, severance, bonus or retention obligations which are triggered by the transactions contemplated by this Agreement including, without limitation, all such amounts due and owing to Panthera Global, and (B) all fees and expenses payable to any legal counsel, accountants or other advisors of any Stockholder, the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, in each case to the extent unpaid as of the Closing Date.

“Sellers’ Representative” has the meaning set forth in Section 11.01.

“Service Liability Claims” means all Liabilities of the Company resulting from or under (i) any warranty made or allegedly made by the Company prior to the Closing Date with respect to any product it distributes or uses or any services it renders (“Business Products”), (ii) any alleged defect in, non-performance or deficiency of any nature in any Business Product sold or provided (as applicable) prior to the Closing Date, or (iii) any injury to person or property caused or alleged to be caused to any degree by any Business Product sold or provided (as applicable) prior to the Closing Date.

“Shares” has the meaning set forth in the recitals.

“Standard Representations” means all representations and warranties contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement (other than the Fundamental Representations and the Extended Exposure Representations).

“Stockholder” and “Stockholders” each have the meaning set forth in the preamble.

“Straddle Period” has the meaning set forth in Section 8.01(b).

“Subsidiaries” means with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

“Systems” has the meaning set forth in Section 4.11(a).

“Target Net Working Capital” means $3,800,000.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Code), customs, duty, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding or other tax assessment, fees, levy or other charge of any kind whatever imposed by any Governmental Entity, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, (ii) any Liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of a Relevant Group and (iii) any Liability for or in respect of the payment of any amount of a type described in clause (i) or (ii) of this definition as a transferee or successor, by Contract or otherwise.

“Tax Contest” has the meaning set forth in Section 8.01(j).

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Law relating to any Taxes.

“Taxing Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Third Party Claim” has the meaning set forth in Section 9.05(a).

“Third Party Defense” has the meaning set forth in Section 9.05(b).

12.02                 Interpretation.

(a)                                 For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive, and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.

(b)                                 Unless the context otherwise requires, references herein:

(i)                                     to the singular includes the plural and vice versa;

(ii)                                  to any Person includes such Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(iii)                               to a gender includes the other gender;

(iv)                              to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct;

(v)                                 to all accounting terms will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP;

(vi)                              to Articles, Sections, schedules and exhibits mean the Articles and Sections of, and schedules and exhibits attached to, this Agreement;

(vii)                           to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;

(viii)                        to a Law means such Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder; and

(ix)                              to any section or other provision of any Law means that provision of such Law as from time to time in effect, including any amendment, modification, codification, replacement, or reenactment of such section or other provision;

(c)                                  The parties intend that each representation, warranty and covenant contained herein shall have independent significance.  If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant.

(d)                                 This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party as having been drafted by it will not apply to any construction or interpretation of this Agreement.  The schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

(e)                                  The headings and captions contained in this Agreement are for convenience of reference only, shall not be deemed to be part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

ARTICLE XIII.

MISCELLANEOUS

13.01                 Amendment and Waiver.

This Agreement may be amended, or any provision of this Agreement may be waived; provided, that any such amendment or waiver shall be binding upon Buyer only if set forth in a writing executed by Sellers’ Representative and referring specifically to the provision alleged to have been amended or waived, and any such amendment or waiver shall be binding upon Buyer only if set forth in a writing executed by Buyer and referring specifically to the provision alleged to have been amended or waived.  No course of dealing between or among the parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement and a waiver of any provision by any party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

13.02                 Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by telecopy or sent by reputable overnight express courier (charges prepaid), or (ii) three days following mailing by certified or registered mail, postage prepaid and return receipt requested.  Unless another address is specified in writing, notices, demands and communications to any Stockholder and Buyer shall be sent to the addresses indicated below:

Notices to the Stockholders:

James Calnan

79 Kowal Road

Chicopee, MA 01020

Telephone No. (413) 592-4067

Email: jbcalnan@charter.net

with a copy to:

(which shall not constitute notice to the Stockholders)

Doherty, Wallace, Pillsbury & Murphy P.C.

1414 Main Street

Springfield, MA 01144-1900

Fax No. (413) 734-3910

Email: gschmidt@dwpm.com

Attn: Gregory A. Schmidt

Notices to Buyer:

Diplomat Specialty Pharmacy, Inc.

4100 South Saginaw

Flint, Michigan 48507

Fax:

Attn: Phil Hagerman, Sean Whelan and Ryan Ruzziconi

with a copy to:

(which shall not constitute notice to Buyer):

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan  48226

Fax Number: (313) 465-7393

Attn: Michael D. DuBay

13.03                 Expenses.

Except as otherwise provided in this Agreement or the other documents to be delivered pursuant to this Agreement, (i) Buyer will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the transactions contemplated hereunder, including all fees and expenses of its advisors and representatives, and (ii) the Stockholders, jointly and severally, will bear the respective fees and expenses incurred by the Company and any Stockholder in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the transactions contemplated hereunder, including the Sellers’ Expenses and all fees and expenses of its advisors and representatives.  To the extent such fees and expenses have been incurred by the Company, the Stockholders will reimburse the Company for such fees and expenses prior to the Closing.

13.04                 Assignment and Successors.

(a)           This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Stockholder without the prior written consent of Buyer.  Any purported assignment of rights or delegation of obligations in violation of this Section 13.04 will be void.

(b)           Subject to the provisions of Section 1.04(h), upon thirty (30) days prior written notice to the Stockholders and provided the assignee expressly assumes all of Buyer’s obligations hereunder and under any document executed in connection herewith, Buyer may (at any time following the Closing), in its sole discretion, assign this Agreement and its rights and obligations hereunder, including its rights and obligations under any document executed in connection herewith, in whole or in part, in connection with a merger or consolidation involving Buyer or in connection with a sale of any limited liability company interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business.  Buyer may assign any and all of its rights pursuant to this Agreement, including its rights to indemnification, to any of its lenders as collateral security.

13.05                 No Waiver.

Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable Law, (i) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a party, in whole or in part, unless made in a writing signed by such party, (ii) a waiver given by a party will only be applicable to the specific instance for which it is given, and (iii) no notice to or demand on a party will (x) waive or otherwise affect any obligation of that party or (y) affect the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

13.06                 Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

13.07                 Further Assurances.

The parties will (i) execute and deliver to each other such other documents, and (ii) do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement, the transactions contemplated hereunder, and the documents to be delivered pursuant to this Agreement.

13.08                 Entire Agreement.

This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way (including, without limitation, the letter of intent, dated as of August 30, 2013, by and among Diplomat Pharmacy, Inc. and the Company, James Calnan, Renee Oliveri, Adam Oliveri and Mark Zatryka).

13.09                 No Referrals.

Nothing in this Agreement shall be construed to require the Company, the Stockholders or Buyer or their respective Affiliates to make referrals of patients to one another or any related

Person as a result of, or in exchange for, this Agreement or any document executed in connection herewith.  No payment to be made under this Agreement or any document executed in connection herewith shall be in return for the referral of patients to, or in return for the arranging for, ordering, purchasing or leasing of products or services from any of the parties, or from any related Person thereof, in violation of applicable Law, including the Anti-Kickback Statute (42 U.S.C. § 1320a-7b).

13.10                 Remedies Cumulative.

Except as otherwise expressly set forth in this Agreement, the rights and remedies of the parties are cumulative (and not alternative) and are in addition to any other rights and remedies that the parties might have at Law or in equity (including, without limitation, claims for breach of contract, willful misconduct, fraud and misrepresentation, negligent misrepresentation, federal and state securities laws, deceptive practice acts, tort, federal and state statutory claims, and any other available remedies).

13.11                 Counterparts; Electronic Signatures.

(a)           This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties.

(b)           A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement or an image of which shall have been transmitted electronically, will constitute an original signature for all purposes.  The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

13.12                 Governing Law.

The Law of the State of Connecticut shall govern all questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules attached hereto, and the performance of the obligations imposed by this Agreement, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Connecticut or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Connecticut.

13.13                 Consent to Jurisdiction.

Each party irrevocably submits to the exclusive jurisdiction of (i) the state courts located in Connecticut, and (ii) the United States District Court for the District of Connecticut, for the purposes of any Action arising out of this Agreement or any transaction contemplated by this Agreement.  Each party agrees to commence any such Action either in such courts.  Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any

Action with respect to any matters to which it has submitted to jurisdiction in this Section 13.13.  Each party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated by this Agreement in (x) the state courts located in Connecticut, or (y) the United Stated District Court for the District of Connecticut, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.  EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

13.14                 No Third Party Beneficiaries.

Other than the Indemnitees and the parties and their permitted assigns, no Person will have any legal or equitable right, remedy, or claim under or with respect to this Agreement.  This Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a party to the Agreement.

13.15                 Schedules.

Nothing in the schedules to this Agreement will be deemed adequate to disclose an exception to a representation or warranty made herein, unless each of the relevant schedules identifies (without any internal cross-references) the exception with reasonable particularity and describes the relevant facts in reasonable detail.  Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).

(signature pages follow)

IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be executed as of the date first written above.

BUYER:

DIPLOMAT PHARMACY, INC.

By:	/s/ Philip Hagerman
Name: Philip Hagerman
Title: Chief Executive Officer

[Signatures to Stock Purchase Agreement continue on following pages]

[Signatures to Stock Purchase Agreement continued]

MAJORITY STOCKHOLDERS:

By:	/s/ James Calnan
James Calnan

By:	/s/ Renee Oliveri
Renee Oliveri

By:	/s/ Adam Oliveri
Adam Oliveri

By:	/s/ Mark Zatyrka
Mark Zatyrka

MINORITY STOCKHOLDERS
solely with respect to ARTICLE I, Sections 2.02(b)(ix), 3.01, 3.03, 7.09, 7.11, 8.01(c), 8.01(d), 8.01(h), 8.01(i), 11.01, 11.02, ARTICLE XII and ARTICLE XIII:

By:	/s/ Patricia Keenan
Patricia Keenan

By:	/s/ Harold F. Keenan
Harold F. Keenan

By:	/s/ Edward Belanger
Edward Belanger

By:	/s/ Lucille Belanger
Lucille Belanger

By:	/s/ Thomas Keenan
Thomas Keenan

By:	/s/ Susan Keenan
Susan Keenan

[Signatures to Stock Purchase Agreement continue on following pages]

[Signatures to Stock Purchase Agreement continued]

By:	/s/ Kathleen A. Hurst-Brown
Kathleen A. Hurst-Brown

By:	/s/ Nancy Walmer
Nancy Walmer

By:	/s/ Gail Daniele
Gail Daniele

By:	/s/ Denise Mackey
Denise Mackey

[Signatures to Stock Purchase Agreement continue on following pages]

[Signatures to Stock Purchase Agreement continued]

COMPANY:

American Homecare Federation, Inc.

By:	/s/ James B. Calnan
Name: James B. Calnan
Title: President/CEO